Form 10KSB, Exhibit 13
period 2001-12-31
CLOVER LEAF FINANCIAL CORP
filed 2002-03-29
CIK 1144514

                                   EXHIBIT 13

                 PORTIONS OF 2001 ANNUAL REPORT TO STOCKHOLDERS

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

         The following information is derived from the audited consolidated financial statements of Clover Leaf Financial or, prior to December 27, 2001, Clover Leaf Bank. For additional information about Clover Leaf Financial and Clover Leaf Bank's conversion to stock form, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Clover Leaf Financial and related notes included elsewhere in this Annual Report.

                                                                                   AT DECEMBER 31,
                                                                              -------------------------
                                                                                 2001           2000
                                                                              ----------     ----------
                                                                                    (IN THOUSANDS)
        SELECTED FINANCIAL CONDITION DATA:
        ----------------------------------
        Total assets......................................................    $   96,101     $   85,785
        Loans, net........................................................        62,435         56,859
        Interest-bearing deposits (asset).................................        10,279          6,408
        Securities........................................................        14,306         15,384
        Deposits..........................................................        80,933         76,036
        Borrowed funds....................................................         1,500          3,000
        Equity............................................................        12,510          6,098

                                                                              FOR THE YEARS
                                                                            ENDED DECEMBER 31,
                                                                       ----------------------------
                                                                            2001           2000
                                                                       --------------  ------------
                                                                              (IN THOUSANDS)
SELECTED OPERATIONS DATA
------------------------
Total interest income.............................................     $     5,785    $     5,323
Total interest expense............................................           3,851          3,467
                                                                       -----------    -----------
Net interest income...............................................           1,934          1,856
Provision for loan losses.........................................              88            428
                                                                       -----------    -----------
Net interest income after provision for loan losses...............           1,846          1,428
Non-interest income...............................................             240            229
Non-interest expense..............................................           2,042          1,917
                                                                       -----------    -----------
Net income (loss) before income taxes.............................              44           (260)
Income taxes expense (benefit)....................................             (25)           (89)
                                                                       -----------    -----------
Net income (loss).................................................     $        69    $      (171)
                                                                       ===========    ===========

                                                                          AT OR FOR THE YEARS
                                                                           ENDED DECEMBER 31,
                                                                     -------------------------------
                                                                           2001            2000
                                                                     ----------------  -------------
SELECTED FINANCIAL RATIOS AND OTHER DATA (1):
---------------------------------------------
PERFORMANCE RATIOS:
   Return on average assets (2).................................            0.08%           (0.22)%
   Return on average equity (3).................................            1.09            (2.73)
   Interest rate spread (4).....................................            1.86             2.09
   Net interest margin (5)......................................            2.36             2.59
   Ratio of non-interest expense to average total assets........            2.35             2.51
   Ratio of average interest-earning assets to average
     interest-bearing liabilities...............................          110.69           110.35
   Efficiency ratio (6).........................................           93.93            91.95

ASSET QUALITY RATIOS:
   Non-performing loans to total gross loans at end of period...            2.49             0.25
   Non-performing assets to total assets at end of period.......            1.62             0.17
   Allowance for loan losses to non-performing loans............           41.57           437.06
   Allowance for loan losses to gross loans receivable..........            1.02             1.09

CAPITAL RATIOS:
   Equity to total assets at end of period......................           13.02             7.11
   Average equity to average assets.............................            7.27             8.21

OTHER DATA:
Number of offices...............................................            2                2

----------------------------------
(1) Per share data for the year ended December 31, 2001 is not considered meaningful since Clover Leaf Bank completed its conversion to stock form on December 27, 2001.
(2)   Ratio of net income to average total assets.
(3)   Ratio of net income to average equity.
(4) The difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5)   Net interest income divided by average interest-earning assets.
(6) Non-interest expense divided by the sum of net interest income and non-interest income.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

         This document contains certain "forward-looking statements" which may be identified by the use of words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing products and services.

GENERAL
         Clover Leaf Bank's results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities and interest-bearing deposits with other financial institutions, and the interest we pay on our interest-bearing liabilities, primarily savings accounts and time deposits. Our results of operations are also affected by our provisions for loans losses, non-interest income and non-interest expense. Non-interest income consists primarily of insurance commissions and service charges on deposit accounts. Non-interest expense consists primarily of salaries and employee benefits, occupancy, equipment, data processing and deposit insurance premiums. Our results of operations also may be affected significantly by general and local economic and competitive conditions, particularly those that affect market interest rates, governmental policies and actions of regulatory authorities.

MANAGEMENT OF MARKET RISK

         As with other financial institutions, our most significant form of market risk is interest rate risk. We have interest rate risk because our interest-bearing liabilities mature or reprice more quickly than the average maturity or repricing of our interest-earning assets. As explained below, in a period of rising interest rates we would not be in a favorable position to reinvest our assets into higher-yielding assets. We analyze our interest rate sensitivity by monitoring our interest rate sensitivity "gap." Our interest rate sensitivity gap is the difference between the amount of our interest-earning assets maturing or repricing within a specific time period and the amount of our interest bearing-liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets maturing or repricing during a period exceeds the amount of interest rate sensitive liabilities maturing or repricing during the same period. At December 31, 2001, our cumulative one-year interest rate gap, the difference between the amount of interest-earning assets and interest-bearing liabilities maturing or repricing within one year, expressed as a percentage of total assets, was positive 4.4%.

         The following table sets forth our interest-earning assets and our interest-bearing liabilities at December 31, 2001, which are anticipated to reprice or mature in each of the future time periods shown based upon the following assumptions. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2001, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and as a result of contractual rate adjustments on adjustable-rate loans.

                                                               AMOUNTS MATURING ON REPRICING AT DECEMBER 31, 2001
                                            ----------------------------------------------------------------------------------
                                                           LESS THAN
                                              FLOATING     3 MONTHS     3-12 MONTHS    1-3 YEARS     3-5 YEARS     5-15 YEARS
                                              --------    -----------   -----------   -----------   -----------   ------------
                                                                                        (DOLLARS IN THOUSANDS)
Interest-earning assets (1):
  Cash and due from banks..................  $     --      $  10,279     $      --     $      --     $      --     $      --
  Investment securities....................     4,266             --           306         1,279         1,923         2,012
  Mortgage backed securities...............        --            124           375           331           379         2,018
  Total loans (2)..........................     9,443          4,612        11,741        14,572         5,938        12,401
                                             --------      ---------     ---------     ---------     ---------     ---------
       Total interest-earning assets.......  $ 13,709      $  15,015     $  12,422     $  16,182     $   8,240     $  16,431
                                             --------      ---------     ---------     ---------     ---------     ---------

Interest-bearing liabilities:
  Checking.................................       731             --            --         2,590            --            --
  Money market deposits and savings (3)....     6,120             --            --        11,879            --            --
  Time deposits............................        --          7,892        22,956        15,371           973            --
  Other borrowings.........................        --             --            --         1,000           500            --
  Federal funds purchased and repurchase
     agreements............................       354             --            --            --            25            --
                                             --------      ---------     ---------     ---------     ---------     ---------
       Total interest-bearing liabilities..  $  7,205      $   7,892     $  22,956     $  30,840     $   1,498     $      --
                                             --------      ---------     ---------     ---------     ---------     ---------

Interest sensitivity gap (4)...............  $  6,504      $   7,123     $ (10,534)    $ (14,658)    $   6,742     $  16,431
                                             ========      =========     =========     =========     =========     =========
Cumulative interest sensitivity gap........  $  6,504      $  13,627     $   3,093     $ (11,565)    $  (4,823)    $  11,608
                                             ========      =========     =========     =========     =========     =========
Cumulative interest sensitivity gap as a
  percentage of total assets...............      6.77%         14.18%         3.22%       (12.03)%       (5.02)%       12.08%

                                             ----------------------------
                                                   OVER
                                                 15 YEARS       TOTAL
                                                ----------   ------------

Interest-earning assets (1):
  Cash and due from banks..................     $      --     $  10,279
  Investment securities....................           155         9,941
  Mortgage backed securities...............         1,138         4,365
  Total loans (2)..........................         4,386        63,093
                                                ---------     ---------
       Total interest-earning assets.......     $   5,679     $  87,678
                                                ---------     ---------

Interest-bearing liabilities:
  Checking.................................            --         3,321
  Money market deposits and savings (3)....            --        17,999
  Time deposits............................            --        47,192
  Other borrowings.........................            --         1,500
  Federal funds purchased and repurchase
     agreements............................            --           379
                                                ---------     ---------
       Total interest-bearing liabilities..            --     $  70,391
                                                ---------     ---------

Interest sensitivity gap (4)...............     $   5,679     $  17,287
                                                =========     =========
Cumulative interest sensitivity gap........     $  17,287     $  34,574
                                                =========     =========
Cumulative interest sensitivity gap as a
  percentage of total assets...............         17.99%        35.98%

-------------------------
(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of scheduled rate adjustments and contractual maturities.
(2) For the purposes of the gap analysis, the allowance for losses and deferred loan fees and discounts have been excluded.
(3)  Includes borrowers' escrow payments.
(4) Interest sensitivity gap represents the difference between interest-earning assets and interest-bearing liabilities.

         Certain shortcomings are inherent in the method of analysis presented in the gap table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

AVERAGE BALANCE SHEETS

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense, on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                     YEARS ENDED DECEMBER 31,
                                          -------------------------------------------------------------------------------
                                                             2001                                    2000
                                          --------------------------------------- ---------------------------------------
                                              AVERAGE      INTEREST                   AVERAGE      INTEREST
                                            OUTSTANDING     EARNED/                 OUTSTANDING     EARNED/
                                              BALANCE        PAID     YIELD/RATE      BALANCE        PAID     YIELD/RATE
                                          --------------  ---------- ------------ --------------  ---------- ------------
                                                                      (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans, gross........................     $     60,518    $   4,601        7.60%  $     57,202    $   4,429       7.75%
 Interest bearing balances from
   depository institutions...........            4,134          167        4.04          2,827          176       6.23
 Securities..........................           13,029          789        6.06          9,543          586       6.14
 FHLB stock..........................            1,727          106        6.14            437           31       7.09
 Mortgage-backed securities..........            2,604          122        4.69          1,648          101       6.13
                                          ------------    ---------               ------------    ---------
  Total interest-earning assets......           82,012        5,785        7.05         71,657    $   5,323       7.43
                                                          ---------                               ---------
 Other assets........................            4,762                                   4,711
                                          ------------                            ------------
  Total assets.......................     $     86,774                            $     76,368
                                          ============                            ============

Interest-bearing liabilities:
 Savings deposits....................     $     18,357          577        3.14   $     11,003          306       2.79
 Time deposits.......................           53,687        3,162        5.89         49,340        2,877       5.83
 Federal funds purchased and
 securities sold  under agreement
  to repurchase......................              198            3        1.52             90            5       5.56
 Other borrowings....................               --           --          --            413           23       5.57
 FHLB advances.......................            1,849          109        5.90          4,089          256       6.26
                                          ------------    ---------               ------------    ---------
  Total interest-bearing liabilities.           74,091        3,851        5.20         64,935        3,467       5.34
                                                          ---------                               ---------
  Other liabilities..................            6,371                                   5,162
                                          ------------                            ------------
  Total liabilities..................           80,462                                  70,097
 Equity..............................            6,312                                   6,271
                                          ------------                            ------------
  Total liabilities and equity.......     $     86,774                            $     76,368
                                          ============                            ============

Net interest income..................                     $   1,934                               $   1,856
                                                          =========                               =========
Net interest rate spread.............                                      1.86%                                  2.09%
                                                                        =======                                =======
Net interest margin..................                                      2.36%                                  2.59%
                                                                        =======                                =======
Average interest-earning assets to
 average interest-bearing
 liabilities                                                   1.11x                      1.10x
                                                          =========               ============


RATE/VOLUME ANALYSIS

         The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate), (ii) changes in rate (i.e., changes in rate multiplied by old volume) and (iii) changes attributable to both rate and volume, which cannot be segregated.

                                                                       YEARS ENDED DECEMBER 31,
                                                                             2001 VS. 2000
                                                             ----------------------------------------------
                                                              INCREASE/(DECREASE)
                                                                    DUE TO                         TOTAL
                                                             ----------------------    RATE/      INCREASE
                                                               VOLUME       RATE       VOLUME    (DECREASE)
                                                             ----------  ----------  ----------  -----------
                                                                              (IN THOUSANDS)
Interest-earning assets:
 Loans..................................................     $     257   $     (80)  $      (5)  $     172
 Interest bearing balances from
   depository institutions..............................            81         (62)        (28)         (9)
 Securities.............................................           214          (8)         (3)        203
 FHLB stock.............................................            92          (4)        (12)         75
 Mortgage-backed securities.............................            58         (24)        (14)         21
                                                             ----------  ----------  ----------  ----------
   Total interest-earning assets........................           702        (178)        (62)        462
                                                             ----------  ----------  ----------  ----------

Interest-bearing liabilities:
 Savings deposits.......................................           205          40          26         271
 Time deposits..........................................           253          29           3         285
 Federal funds purchased and
   securities sold under agreement
   to repurchase........................................             6          (4)         (4)        (2)
  Other borrowings......................................           (23)         --          --        (23)
 FHLB advances..........................................          (140)        (15)          8       (147)
                                                             ----------  ----------  ----------  ----------
 Total interest-bearing liabilities.....................           301          50          33         384
                                                             ----------  ----------  ----------  ----------

Net interest income.....................................     $     401   $    (128)  $     (29)  $      78
                                                             ==========  ==========  ==========  ==========

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2001 AND DECEMBER 31, 2000

         Total assets increased by $10.3 million, or 12.0%, to $96.1 million at December 31, 2001 from $85.8 million at December 31, 2000. This increase resulted primarily from increases in the volume of loans and investments in Federal Home Loan Bank stock and interest-bearing deposits in other financial institutions, as well as Clover Leaf Bank's mutual-to-stock conversion.

         Loans, net of the allowance for loan losses, increased $5.5 million or 9.8%, to $62.4 million at December 31, 2001 from $56.9 million at December 31, 2000. The increase in loan volume is primarily attributable to an increase in total commercial and commercial real estate loans, offset by decreases in one- to four-family residential real estate loans and consumer loans. Total commercial and commercial real estate loans increased $12.4 million, or 134.3%, to $21.7 million at December 31, 2001 from $9.3 million at December 31, 2000. We have emphasized the origination of commercial loans because these loans tend to have higher rates of interest than residential mortgage loans and are more sensitive to changes in market rates, as they often have adjustable rates and shorter terms. Residential real estate loans decreased $4.3 million, or 11.3%, to $33.8 million at December 31, 2001 from $38.1 million at December 31, 2000. During 2001, we sold $3.0 million of fixed rate, one- to four-family residential real estate loans in an effort to reduce our overall sensitivity to changes in interest rates. Consumer loans decreased $3.0 million, or 31.5%, to $6.4 million at December 31, 2001 from $9.4 million at December 31, 2000. The decrease was primarily attributable to a decrease in our origination of indirect automobile loans. We discontinued this type of automobile lending in July of 2000.

         Securities available for sale decreased $1.1 million, or 7.0%, to $14.3 million at December 31, 2001 from $15.4 million at December 31, 2000. Federal Home Loan Bank stock increased $2.6 million or 578.9% to $3.1 million at December 31, 2001 from $450,000 at December 31, 2000. Additional Federal Home Loan Bank stock was purchased during 2001 in order to take advantage of to the attractive dividend yield and liquidity of that stock.

         Interest-bearing deposits in other financial institutions increased $3.9 million, or 60.4%, to $10.3 million at December 31, 2001 from $6.4 million at December 31, 2000. The increase is attributable to the investment of net proceeds from Clover Leaf Financial's stock offering completed on December 27, 2001. Completion of the offering resulted in net proceeds of $6.2 million from the issuance of 661,250 shares of common stock. Expenses related to the offering aggregated $413,000 and were deducted from the offering proceeds.

         Total deposits increased $4.9 million, or 6.4%, to $80.9 million at December 31, 2001 from $76.0 million at December 31, 2000. Increases in non-interest bearing demand deposits, money market deposits and savings and NOW account deposits were partially offset by a decrease in time deposits. Non-interest bearing demand deposits increased $7.7 million, or 141.24%, to $13.1 million at December 31, 2001 from $5.4 million at December 31, 2000. The increase in demand deposits was primarily attributable to subscription funds held by Clover Leaf Bank as part of the stock offering that had been returned to subscribers, but had not yet been cashed by them. Money market deposits increased $8.8 million, or 158.6%, to $14.3 million at December 31, 2001 from $5.5 million at December 31, 2000, as we have promoted money market accounts with adjustable interest rates. Time deposits decreased $12.1 million, or 20.4%, to $47.2 million at December 31, 2001 from $59.3 million at December 31, 2000, as depositors invested funds from matured time deposits in money market accounts during a period of rapidly declining interest rates. Savings deposits increased $695,000 or 21.1%, to $4.0 million at December 31, 2001 from $3.3 million at December 31, 2000. NOW accounts increased $306,000, or 12.3% to $2.8 million at December 31, 2001 from $2.5 million at December 31, 2000.

         Equity increased $6.4 million, or 105.1%, to $12.5 million at December 31, 2001 from $6.1 million at December 31, 2000. The increase is a result of the completion of Clover Leaf Bank's mutual-to-stock conversion completed on December 27, 2001. The additional increase in equity is from other comprehensive income of $168,000 to $178,000 at December 31, 2001 from $10,000 at December 31, 2000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

         GENERAL. Net income increased $240,000, or 140.4%, to $69,000 for the year ended December 31, 2001 from a net loss of $171,000 for the year ended December 31, 2000. The increase resulted from a decrease in provision for loan losses and an increase in net interest income, the combination of which was partially offset by an increase in non-interest expense.

         TOTAL INTEREST INCOME. Total interest income increased $461,000 or 8.7%, to $5.8 million for the year ended December 31, 2001 from $5.3 million for the year ended December 31, 2000. The increase resulted from increases in interest income and fees on loans, and interest income on available for sale securities and Federal Home Loan Bank stock dividends.

         Interest income on loans increased $171,000, or 3.9%, to $4.6 million for the year ended December 31, 2001 from $4.4 million for the year ended December 31, 2000. The increase resulted primarily from an increase in the average balance of loans to $60.5 million for the year ended December 31, 2001 from $57.2 million for the year ended December 31, 2000. The increase in the average balance of loans was due to an increase in commercial business loans of $10.4 million, or 200.0%, to $15.6 million at December 31, 2001 from $5.2 million at December 31, 2000, offset by a decrease in real estate loans of $4.4 million, or 10.5%, to $37.5 million at December 31, 2001, from $41.9 million at December 31, 2000, and a decrease in consumer loans of $2.6 million, or 31.3%, to $5.7 million at December 31, 2001 from $8.3 million at December 31, 2000.

         Interest income on securities increased $224,000, or 32.6%, to $911,000 for the year ended December 31, 2001 from $687,000 for the year ended December 31, 2000. The average balance of securities, excluding Federal Home Loan Bank stock and mortgage-backed securities, increased to $13.0 million for the year ended December 31, 2001 from $9.5 million for the year ended December 31, 2000.

         Other interest income increased $66,000, or 31.9% to $273,000 for the year ended December 31, 2000 from $207,000 for the year ended December 31, 2000. The increase resulted from an increase in dividends on Federal Home Loan Bank stock, as the average balance of Federal Home Loan Bank stock increased to $1.7 million for the year ended December 31, 2001 from $437,000 for the year ended December 31, 2000.

         TOTAL INTEREST EXPENSE. Total interest expense increased by $385,000, or 11.0%, to $3.9 million for the year ended December 31, 2001 from $3.5 million for the year ended December 31, 2000. The increase resulted primarily from an increase in interest expense on time and savings deposits, which was partially offset by a decrease in interest expense on Federal Home Loan Bank advances. Interest expense on time deposits increased by $285,000, or 9.9%, to $3.2 million for the year ended December 31, 2001 from $2.9 million for the year ended December 31, 2000. Both the average balance of time deposits and the rate paid on time deposits increased between periods, reflecting the increase in time deposits and rates paid on those deposits during the second half of 2000. The average balance of time deposits increased $4.4 million, or 8.9%, to $53.7 million for the year ended December 31, 2001, from $49.3 million for the year ended December 31, 2000, and the average rate paid on time deposits increased 6 basis points to 5.89% from 5.83%. Interest expense on savings deposits increased $271,000, or 88.6%, to $577,000 for the year ended December 31, 2001 from $306,000 for the year ended December 31, 2000. The average balance of savings deposits increased $7.4 million, or 66.8%, to $18.4 million for the year ended December 31, 2001 from $11.0 million for the year ended December 31, 2000. Interest expense on Federal Home Loan Bank advances decreased $147,000, or 57.4%, to $109,000 for the year ended December 31, 2001 from $256,000 for the year ended December 31, 2000. The increase in deposits and sale of loans provided adequate liquidity for operations so that fewer advances were necessary in 2001.

         NET INTEREST INCOME. Net interest income increased $78,000, or 4.2%, so that net interest income remained stable at $1.9 million for the year ended December 31, 2001 and 2000. The primary reason for the increase in our net interest income is the growth in our balance sheet, and the change in the composition of the balance sheet from real estate mortgage loans to commercial loans, and the change from time deposits to savings deposits.

         PROVISION FOR LOAN LOSSES. We establish provisions for loan losses, which are charged to operations, at a level we believe appropriate to absorb management's best estimate of probable loan losses in the loan portfolio incurred as of the balance sheet date. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the type and amount of loans in the loan portfolio, adverse situations that may affect a borrower's ability to repay the loan, the estimated value of any underlying collateral, peer group information and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

         Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. Management uses available information, including changes in the size and composition of the loan portfolio, overall portfolio quality, a review of specific problem loans and current economic conditions, to recognize losses on loans. Future loan loss provisions may be necessary based on changes in economic conditions, among other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination.

         The provision for loan losses decreased by $340,000, or 79.4%, to $88,000 for the year ended December 31, 2001 from $428,000 for the year ended December 31, 2000. Management had identified additional weaknesses inherent in the loan portfolio prior to December 31, 2000 and had increased the allowance for loan losses accordingly. The allowance for loan losses was maintained at a level in 2001 that represented management's best estimate of probable loan losses in the loan portfolio.

         During the year ended December 31, 2001, the balance of commercial loans increased $12.4 million, or 134.3%, to $21.7 million at December 31, 2001 from $9.3 million at December 31, 2000. These loans include both commercial real estate related and non real estate related loans, and are considered to have a greater credit risk than loans secured by owner occupied residential real estate. In addition, Clover Leaf Bank has a mortgage loan on a home that was in the process of construction and had not been completed. The borrower on this note has declared for bankruptcy, causing an increase in the risk of this credit. Our portfolio of consumer loans decreased $3.0 million, or 31.5%, to $6.4 million at December 31, 2001 from $9.4 million at December 31, 2000, and aggressive collection efforts regarding consumer loans resulted in recoveries of $64,000 during the year ended December 31, 2001 compared to $16,000 in 2000.

         As a result of all of the above factors, our allowance for loan losses was $646,000, or 41.57% of nonperforming loans and 1.02% of gross loans at December 31, 2001. The increase in nonperforming loans in the portfolio is predominantly attributed to one large customer who has a both a commercial and commercial real estate line of credit, totaling $762,000, to a cabinet manufacturing company that was subsequently destroyed due to fire. The borrower had complete insurance coverage and named Clover Leaf Bank as loss payee/mortgage. We do not believe we will experience a loss on this loan.

         NON-INTEREST INCOME. Total non-interest income increased $11,000, or $4.8%, to $240,000 for the year ended December 31, 2001 from $229,000 for the year ended December 31, 2000. Service charges on deposit accounts decreased $15,000, or 17.0%, to $73,000 for the year ended December 31, 2001 from $88,000 for the year ended December 31, 2000, and other service charges and fees decreased $21,000, or 23.3%, to $69,000 for the year ended December 31, 2001 from $90,000 for the year ended December 31, 2000. The decrease in service charges and fees resulted from the introduction of several deposit account products that allowed the customer to waive fees if they had another deposit account with a compensating balance. Also, the surrounding banking market began offering several free checking alternatives for customers in which we also participated to maintain market share. Gains on sale of securities and loans increased $65,000 or 812.5%, to $73,000 for the year ended December 31, 2001 from $8,000 for the year ended December 31, 2000. Gains were recognized on securities called due and on mortgages sold to Fannie Mae due to the declining interest rate market.

         NON-INTEREST EXPENSE. Non-interest expense increased $122,000, or 6.4%, to $2.0 million for the year ended December 31, 2001 from $1.9 million for the year ended December 31, 2000. Salaries and employee benefits expense increased $80,000, or 8.4%, to $1.0 million for the year ended December 31, 2001 from $948,000 for the year ended December 31, 2000. An increase in the number of employees, as well as, severance expense related to employee turnover, were the primary reasons for this increase. Illinois law requires an employer to pay for both earned and unearned vacation time upon an employee's termination of employment. Equipment and data processing expense increased $40,000, or $13.4%, to $338,000 for the year ended December 31, 2001 from $298,000 for the year ended December 31, 2000. The increase in equipment and data processing expense was related to the addition of check image processing, and utilizing our service company, CSI to mail out our customer statements and charge us for the postage on our data processing bill. The increase in other non-interest expense was offset by decreases in office supplies, postage and dues & subscription expense.

         PROVISION FOR INCOME TAXES. Income tax expense increased $64,000, or 71.9%, to a benefit of $25,000 for the year ended December 31, 2001 from a benefit of $89,000 for the year ended December 31, 2000. The reduction in benefit was the result of the Bank generating positive income for book purposes in 2001 as opposed to the net loss generated in 2000.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2001, Clover Leaf Bank had loan commitments and unused lines of credit of $6.3 million. Clover Leaf Bank believes it has adequate resources to fund loan commitments as they arise. If Clover Leaf Bank requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Chicago are available. At December 31, 2001, approximately $31.0 million of time deposits were scheduled to mature within one year. We expect that substantially all of these time deposits either will be renewed upon maturity or will be placed in money market accounts at Clover Leaf Bank. Clover Leaf Bank intends to sell a greater percentage of its residential real estate loan originations, which will provide additional liquidity.

         Clover Leaf Financial does not engage in any significant business activity other than owning all of the common stock of Clover Leaf Bank. Clover Leaf Financial's primary source of funds is income from its investments and principal and interest payments received on the employee stock ownership plan loan. Future dividends from Clover Leaf Bank will also be a source of funds for Clover Leaf Financial; however, as a stock savings bank, Clover Leaf Bank is subject to regulatory limitations on its ability to pay cash dividends.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, Statement on Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," was issued to address financial reporting and obligations associated with the retirement of tangible long-lived assets and the associated assets retirement costs. This Statement applies to all entities and legal obligations associated with the retirement of long-lived asset, that result from the acquisition, construction, development or normal operations of a long-live asset, except for certain obligations of lessees. Statement No. 143 if effective for financial statements issued for fiscal years beginning after June 15, 2002. Clover Leaf Financial does not believe the adoption of this Statement will have a material effect on the consolidated financial statements.

         In August 2001, Statement on Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued to supersede Statement No. 121, "Accounting for the Impairment and for Long-Lived Assets to be Disposed Of," and the accounting and report provisions of APB Opinion No. 30, "Report the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Statement No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. Clover Leaf Financial does not believe the adoption of this Statement will have a material effect on the consolidated financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

         The consolidated financial statements and related notes of Clover Leaf Bank have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the value of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

                        COMMON STOCK AND RELATED MATTERS

         Clover Leaf Financial's common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "CLOV." As of February 28, 2001, Clover Leaf Financial had one registered market maker, 191 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 661,250 shares outstanding.

         The following table sets forth market price and dividend information for the common stock since the completion of Clover Leaf Bank's mutual-to-stock conversion on December 27, 2001.

                FISCAL YEAR ENDED                                              CASH DIVIDENDS
                DECEMBER 31, 2001            HIGH              LOW                DECLARED
             ----------------------     -------------     -------------    ----------------------
             Fourth quarter             $      14.60      $      11.00        $      --

         Payment of dividends on Clover Leaf Financial's common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Clover Leaf Financial's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

         Under the Illinois Savings Bank Act, no dividends may be declared when total capital of a savings bank is less than that required by Illinois law. Stock dividends may be paid out of retained earnings at any time. Written approval of the Illinois Office of Banks and Real Estate is required where a savings bank has total capital of less than 6% of total assets and where the dividends to be declared in any year exceed 50% of the savings bank's net profits for the year. Illinois Office of Banks and Real Estate approval is required before dividends may be declared that exceed a savings bank's net profits in any year.

         At December 31, 2001, Clover Leaf Bank was deemed a well-capitalized institution for purposes of the above regulations and as such is not subject to the above-mentioned restrictions.

         In addition to the foregoing, earnings of Clover Leaf Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by Clover Leaf Bank on the amount of earnings removed from the reserves for such distributions. Clover Leaf Financial intends to make full use of this favorable tax treatment and does not contemplate any distribution by Clover Leaf Bank in a manner that would create federal tax liability.


                             STOCKHOLDER INFORMATION

ANNUAL MEETING                                     TRANSFER AGENT

The Annual Meeting of Stockholders will be         Registrar and Transfer Company
held at 3:00 p.m. on May 28, 2002 at 2143          10 Commerce Drive
Route 157, Edwardsville, Illinois.                 Cranford, New Jersey 07016

STOCK LISTING                                      If you have any questions concerning your
                                                   stockholder account, please call our
The Company's Common Stock trades                  transfer agent, noted above, at (800)
over-the-counter on the OTC Bulletin Board         368-5948. This is the number to call if you
under the symbol "CLOV."                           require a change of address, records or
                                                   information about lost certificates.
SPECIAL COUNSEL
                                                   ANNUAL REPORT ON FORM 10-KSB
Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400             A copy of the Company's Form 10-KSB for the
Washington, D.C.  20015                            fiscal year ended December 31, 2001, will be
                                                   furnished without charge to stockholders as
INDEPENDENT AUDITORS                               of April 15, 2002, upon written request to
                                                   the Secretary, Clover Leaf Financial Corp.,
McGladrey & Pullen, LLP                            200 East Park Street, Edwardsville, Illinois
1806 Fox Drive                                     62025.
Champaign, Illinois 61820


                             DIRECTORS AND OFFICERS

                    DIRECTORS                     OFFICERS
                    ---------                     --------

            Philip H. Weber                  Dennis M. Terry
            CHAIRMAN OF THE BOARD            PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER
            Robert W. Schwartz
            VICE CHAIRMAN OF THE BOARD       Lisa R. Fowler
                                             SENIOR VICE PRESIDENT
            Joseph J. Gugger
                                             Darlene F. McDonald
            Kenneth P. Highlander            SENIOR VICE PRESIDENT,
                                                  TREASURER AND SECRETARY

            Henry L. Malench

            Gary D. Niebur

            Charles W. Schmidt

            Dennis M. Terry

                           CLOVER LEAF FINANCIAL CORP.
                                 AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT                                                 F-2
--------------------------------------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated balance sheets                                              F-3

    Consolidated statements of income                                        F-4

    Consolidated statements of changes in equity                             F-5

    Consolidated statements of cash flows                                    F-6

    Notes to consolidated financial statements                       F-7 to F-20

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT




Board of Directors
Clover Leaf Financial Corp.
Edwardsville, Illinois

We have audited the accompanying consolidated balance sheets of Clover Leaf Financial Corp. and Subsidiary, as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Clover Leaf Financial Corp. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.




/s/ McGladrey & Pullen,LLP

Champaign, Illinois
February 22, 2002

CLOVER LEAF FINANCIAL CORP.

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

                                                                    2001            2000
-------------------------------------------------------------------------------------------
ASSETS

Cash and due from other financial institutions                 $  2,513,396    $  2,802,803
Interest-bearing deposits in other financial institutions        10,279,271       6,407,902
                                                               ----------------------------
Total cash and cash equivalents                                  12,792,667       9,210,705
Securities available-for-sale                                    14,306,020      15,383,824
Federal Home Loan Bank (FHLB) stock                               3,065,190         451,500
Loans, net of allowance for loan losses
  of $646,010 in 2001 and $625,513 in 2000                       62,435,499      56,859,028
Premises and equipment, net                                       2,600,523       2,752,362
Accrued interest receivable                                         488,251         562,419
Other assets                                                        413,038         565,012
                                                               ----------------------------
        TOTAL ASSETS                                           $ 96,101,188    $ 85,784,850
                                                               ============================

LIABILITIES AND EQUITY

Liabilities
  Deposits:
    Noninterest bearing                                        $ 13,060,619    $  5,414,472
    Interest bearing                                             67,871,755      70,621,170
                                                               ----------------------------
        TOTAL DEPOSITS                                           80,932,374      76,035,642

Federal Home Loan Bank advances                                   1,500,000       3,000,000
Accrued interest payable                                            314,605         111,925
Other liabilities                                                   844,144         538,963
                                                               ----------------------------
        TOTAL LIABILITIES                                        83,591,123      79,686,530
                                                               ----------------------------

Equity
  Preferred Stock, $.10 par value, 250,000 share authorized              --              --
  Common Stock, $.10 par value, 2,000,000 shares authorized,
    661,250 shared issued at December 31, 2001                       66,125              --
  Surplus                                                         6,133,760              --
  Retained earnings - substantially restricted                    6,157,791       6,088,635
  Accumulated other comprehensive income                            177,589           9,685
  Unearned Employee Stock Ownership Plan shares                     (25,200)             --
                                                               ----------------------------
        TOTAL EQUITY                                             12,510,065       6,098,320
                                                               ----------------------------
        TOTAL LIABILITIES AND EQUITY                           $ 96,101,188    $ 85,784,850
                                                               ============================

See Notes to Consolidated Financial Statements.

CLOVER LEAF FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                           2001           2000
--------------------------------------------------------------------------------------------------
Interest income:
  Loans and fees on loans                                               $ 4,600,462    $ 4,429,378
  Taxable securities                                                        867,649        664,260
  FHLB dividends                                                            106,467         31,173
  Non-taxable securities                                                     43,946         23,203
  Interest-bearing deposits in other financial institutions and other       166,730        175,882
                                                                        --------------------------
        TOTAL INTEREST INCOME                                             5,785,254      5,323,896
                                                                        --------------------------

Interest expense:
  Deposits                                                                3,739,491      3,210,811
  Federal Home Loan Bank advances                                           108,960        255,910
  Other borrowings                                                            3,371             --
                                                                        --------------------------
        TOTAL INTEREST EXPENSE                                            3,851,822      3,466,721
                                                                        --------------------------

        NET INTEREST INCOME                                               1,933,432      1,857,175

Provision for loan losses                                                    88,148        427,572
                                                                        --------------------------

        NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES               1,845,284      1,429,603
                                                                        --------------------------

Other income:
  Service charges on deposits accounts                                       73,385         87,881
  Other service charges and fees                                             68,694         89,924
  Loan servicing fees                                                        11,021         10,856
  Gain on sale of securities                                                 10,552          2,676
  Gain on sale of loans                                                      62,938          5,726
  Other                                                                      12,993         31,583
                                                                        --------------------------
                                                                            239,583        228,646
                                                                        --------------------------
Other expense:
  Salaries and employee benefits                                          1,028,111        948,227
  Occupancy                                                                 153,755        170,987
  Data processing                                                           216,163        178,008
  Equipment                                                                 122,178        120,146
  Directors fees                                                             99,595        105,216
  Audit and accounting                                                       70,446         81,145
  Other                                                                     350,930        314,934
                                                                        --------------------------
                                                                          2,041,178      1,918,663
                                                                        --------------------------

        NET INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT)                      43,689       (260,414)

Income taxes (benefit)                                                      (25,467)       (89,316)
                                                                        --------------------------

NET INCOME (LOSS)                                                       $    69,156    $  (171,098)
                                                                        ==========================

Basic and diluted earnings per share                                    $      0.10    $        --
                                                                        ==========================

CLOVER LEAF FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                                                    Unearned
                                                                                                   Accumulated      Employee
                                                                                                      Other           Stock
                                                              Common                 Retained     Comprehensive     Ownership
                                                              Stock      Surplus     Earnings     Income (Loss)    Plan Shares
                                                           ---------------------------------------------------------------------
Balance at December 31, 1999                                $     --   $       --   $ 6,259,733    $(176,309)       $     --

Comprehensive income
  Net (loss)                                                      --           --      (171,098)          --              --
  Other comprehensive income, net of tax:
    Change in unrealized gain (loss) on securities
      available-for-sale arising during the year, net
      of tax of $117,523                                          --           --            --           --              --
    Reclassification adjustment, net of taxes of $(1,037)         --           --            --           --              --

  Other comprehensive income, net of taxes of $116,486            --           --            --      185,994              --

Comprehensive income
                                                           ---------------------------------------------------------------------
Balance at December 31, 2000                                      --           --     6,088,635        9,685              --

Comprehensive income
  Net income                                                      --           --        69,156           --              --
  Other comprehensive income, net of tax:
    Change in unrealized gain (loss) on securities
      available-for-sale arising during the year, net
      of tax of $90,579                                           --           --            --           --              --
    Reclassification adjustment, net of taxes of $(4,084)         --           --            --           --              --

  Other comprehensive income, net of taxes of $86,495             --           --            --      167,904              --

Comprehensive income

  Issuance of common stock                                    66,125    6,133,760            --           --              --
  Loan to ESOP for purchase of unallocated shares                 --           --            --           --         (25,200)
                                                           ---------------------------------------------------------------------
Balance at December 31, 2001                                $ 66,125   $6,133,760   $ 6,157,791    $ 177,589        $(25,200)
                                                           =====================================================================
                                                               Total
                                                               Equity
                                                           -------------
Balance at December 31, 1999                               $  6,083,424

Comprehensive income
  Net (loss)                                                   (171,098)
  Other comprehensive income, net of tax:
    Change in unrealized gain (loss) on securities
      available-for-sale arising during the year, net
      of tax of $117,523                                        187,633
    Reclassification adjustment, net of taxes of $(1,037)        (1,639)
                                                           -------------
  Other comprehensive income, net of taxes of $116,486          185,994
                                                           -------------
Comprehensive income                                             14,896
                                                           -------------
Balance at December 31, 2000                                  6,098,320

Comprehensive income
  Net income                                                     69,156
  Other comprehensive income, net of tax:
    Change in unrealized gain (loss) on securities
      available-for-sale arising during the year, net
      of tax of $90,579                                         174,372
    Reclassification adjustment, net of taxes of $(4,084)        (6,468)
                                                           -------------
  Other comprehensive income, net of taxes of $86,495           167,904
                                                           -------------
Comprehensive income                                            237,060
                                                           -------------
  Issuance of common stock                                    6,199,885
  Loan to ESOP for purchase of unallocated shares               (25,200)
                                                           -------------
Balance at December 31, 2001                               $ 12,510,065
                                                           =============

See Notes to Consolidated Financial Statements.

CLOVER LEAF FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                             2001            2000
-------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net (loss) income                                                      $     69,156    $   (171,098)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation                                                              162,026         176,274
    Provision for loan losses                                                  88,148         427,572
    Net amortization of premiums on investments                                35,865              --
    Deferred tax provision                                                    (19,854)       (131,582)
    Realized gain on sale of investments                                      (10,552)         (2,676)
    Federal Home Loan Bank stock dividend                                    (113,690)        (23,500)
    Gain on loans held for sale                                               (62,938)         (5,726)
    Proceeds from sales of loans held for sale                              3,091,941       2,137,811
    Originations of loans held for sale                                    (3,029,003)     (2,132,085)
    (Increase) decrease in accrued interest receivable                         74,168        (126,937)
    Decrease in other assets                                                   85,333             284
    Increase in accrued interest payable                                      202,680          38,506
    Increase in other liabilities                                             305,181          46,583
                                                                         ------------------------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                             878,461         233,426
                                                                         ------------------------------

Cash Flows from Investing Activities
  Purchase of securities available-for-sale                                (7,907,142)     (8,450,934)
  Proceeds of maturities of securities available-for-sale and paydowns      9,214,032       3,248,910
  Purchase of Federal Home Loan Bank stock                                 (2,500,000)         (5,500)
  Increase in loans, net                                                   (5,664,619)     (1,792,319)
  Purchase of premises and equipment                                          (10,187)        (86,322)
                                                                         ------------------------------
        NET CASH USED IN INVESTING ACTIVITIES                              (6,867,916)     (7,086,165)
                                                                         ------------------------------

Cash Flows from Financing Activities
  Increase in deposits                                                      4,896,732      15,431,493
  Repayments of Federal Home Loan Bank advances                            (1,500,000)     (1,000,000)
  Proceeds from stock conversion                                            6,199,885              --
  Loans to ESOP for purchase of shares                                        (25,200)             --
                                                                         ------------------------------
        NET CASH PROVIDED BY FINANCING ACTIVITIES                           9,571,417      14,431,493
                                                                         ------------------------------

        NET INCREASE IN CASH AND CASH EQUIVALENTS                           3,581,962       7,578,754
                                                                         ------------------------------

Cash and cash equivalents:
  Beginning                                                                 9,210,705       1,631,951
                                                                         ------------------------------
  Ending                                                                 $ 12,792,667    $  9,210,705
                                                                         ==============================
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for:
    Interest                                                             $  3,649,142    $  3,428,215
    Income taxes, net of (refunds)                                            (98,080)         75,000

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation:
---------------------------

The accompanying consolidated financial statements include the accounts of Clover Leaf Financial Corp. (the Company) and its wholly-owned subsidiary, Clover Leaf Bank, SB (the Bank), which is a state chartered savings bank, converted from mutual form on December 27, 2001. These entities are collectively referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Based on the Company's approach to decision making, it has decided that its business is comprised of a single business segment.

Clover Leaf Bank, SB provides residential, commercial and installment loans, deposits and other customer services to individuals and corporate customers primarily in Madison County, Illinois. Clover Leaf Financial Services, Inc., (a wholly owned subsidiary of the Bank) provides life and disability insurance to loan customers of the Bank.

Basis of presentation:
---------------------

In preparing the accompanying consolidated financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Significant estimates which are particularly susceptible to change in a short period of time include the determination of the market value of investment securities and the allowance for loan losses. Actual results could differ significantly from those estimates.

Comprehensive income:
--------------------

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Securities available-for-sale:
-----------------------------

Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. The difference between fair value and amortized cost (cost adjusted for amortization of premiums and accretion of discounts, computed by the interest method of accrual over their contractual lives) results in an unrealized gain or loss. Unrealized gains or losses are reported as accumulated other comprehensive income (loss) in equity, net of the related deferred tax effect. Realized gains or losses, determined using the specific identification method, are included in earnings.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Federal Home Loan Bank Stock:
----------------------------

The Company, as a member of the Federal Home Loan Bank of Chicago (the "FHLB"), is required to maintain an investment in common stock of the FHLB in an amount equal to 1% of its outstanding home loans. No ready market exists for the FHLB stock, and it has no quoted market value. For disclosure purposes, such stock is assumed to have a market value which is equal to cost. Dividends received on such stock are reflected as interest income in the consolidated statements of income.

Loans:
-----

Loans are stated at unpaid principal balances, less the allowance for loan losses, deferred fees and costs. Interest income is credited to income as earned using the simple interest method applied to the daily principal balance outstanding and includes the amortization of net deferred loan fees and costs over the loan term.

The accrual of interest on any loan is discontinued when, in the opinion of management, there is reasonable doubt as to the collectibility of interest or principal. When the accrual of interest is discontinued, all unpaid accrued interest is reversed against income. Interest income on these loans is subsequently recognized to the extent interest payments are received and principal is considered to be fully collectible.

A loan is impaired when it is probable the Company will be unable to collect all contractual principal and interest payments in accordance with the terms of the loan. All installment and real estate loans are considered to be small balance homogenous loan pools for the purpose of evaluating impairment. Commercial loans are specifically evaluated for impairment. For collateralized impaired loans, loan balances in excess of net realizable value are deemed impaired. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Allowance for loan losses:
-------------------------

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on an evaluation of the collectibility of loans and prior loan loss experience. This evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examination.

Premises and equipment:
----------------------

Land is carried at cost. Other premises and equipment are recorded at cost and are depreciated on the straight-line method. Depreciation and amortization are provided over the estimated useful lives of the respective assets.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Income taxes:
------------

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The deferred tax assets and liabilities are computed based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Cash and cash flows:
-------------------

For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and due from other financial institutions (including cash items in process of clearing) and interest bearing deposits in other financial institutions.

Earnings per share:
------------------

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Unallocated shares of the Employee Stock Ownership Plan are not considered common shares outstanding. The Company has not issued any stock options or other potentially dilutive shares, therefore, diluted earnings are the same as basic earnings per share. All shares were issued on December 27, 2001, therefore, weighted average shares outstanding at December 31, 2001 was 659,250.

Reclassifications:
-----------------

Certain amounts in 2000 have been reclassified to conform with the 2001 presentation with no effect on net income.

Emerging accounting standards:
-----------------------------

In June 2001, Statement on Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," was issued to address financial reporting and obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities and to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset, except for certain obligations of lessees. Statement No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe the adoption of this Statement will have a material effect on the consolidated financial statements.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

In August 2001, Statement on Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued to supersede Statement No 121, "Accounting for the Impairment and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Statement No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The Company does not believe the adoption of this Statement will have a material effect on the consolidated financial statements.

NOTE 2.  CONVERSION TO STOCK OWNERSHIP

Clover Leaf Financial Corp. was formed on December 27, 2001 and purchased all of the outstanding shares of Clover Leaf Bank with the proceeds of a stock offering completed on December 27, 2001. Simultaneous to the stock offering, the Bank converted from a state-chartered mutual savings association to a state-chartered capital stock savings bank. Prior to December, 2001, the Company had no assets or liabilities. All financial information prior to 2001 relates to the Bank only.

The Company issued 661,250 shares of common stock following the stock offering. Net proceeds to the Company were $6,612,500 of which $3,719,931 was paid to the Bank in exchange for all of the common stock of the Bank. Expenses related to the offering totaled $412,615. The Company loaned $25,200 to the Bank to purchase 2,000 shares of stock on the open market in order to establish an Employee Stock Ownership Plan. The Company trades on the OTC Bulletin Board under the symbol "CLOV."

NOTE 3.  CASH AND DUE FROM BANKS


The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances were approximately $132,000 and $81,000, respectively, at December 31, 2001 and 2000.

The nature of the Company's business requires that it maintain amounts due from banks which, at times, may exceed federally insured limits. The Company does not anticipate experiencing any losses in such accounts.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4.  SECURITIES

Amortized costs and fair values of securities available-for-sale are summarized as follows:

                                                Gross        Gross
                                   Amortized  Unrealized   Unrealized       Fair
                                     Cost       Gains        Losses         Value
                                 --------------------------------------------------
                                                       2001
                                 --------------------------------------------------
U.S. Agencies                    $ 8,351,945   $181,563   $     1,233   $ 8,532,275
State and municipal securities       862,514     11,300           100       873,714
Mortgage backed securities         4,310,570     54,044            --     4,364,614
Corporate securities                 511,917     23,500            --       535,417
                                 --------------------------------------------------
                                 $14,036,946   $270,407   $     1,333   $14,306,020
                                 ==================================================

                                                       2000
                                 --------------------------------------------------
U.S. Agencies                    $12,375,755   $ 78,397   $    36,174   $12,417,978
State and municipal securities       945,809      4,886         1,295       949,400
Mortgage backed securities         1,548,537      2,146        29,237     1,521,446
Corporate securities                 499,048         --         4,048       495,000
                                 --------------------------------------------------
                                 $15,369,149   $ 85,429   $    70,754   $15,383,824
                                 ==================================================

Sales of investments during 2001 and 2000 resulted in gross gains of $10,552 and $2,676, respectively. The tax expense applicable to these gross realized gains amounted to $3,587 and $910, respectively.

The following is a summary of maturities of securities available-for-sale as of December 31, 2001. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                                                    Amortized          Fair
                                                      Cost             Value
                                                   ----------------------------
Amounts maturing in:
  One year or less                                 $   765,760      $   781,146
  After one year through five years                  5,507,156        5,635,106
  After five years through ten years                 3,453,460        3,525,154
  Mortgage backed securities                         4,310,570        4,364,614
                                                   ----------------------------
                                                   $14,036,946      $14,306,020
                                                   ============================

Securities with a carrying amount of approximately $4,617,000 and $1,513,000 were pledged to secure deposits as required or permitted by law at December 31, 2001 and 2000, respectively.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5.  LOANS

Major classifications of loans follow:


                                                          December 31,
                                                -------------------------------
                                                     2001               2000
                                                -------------------------------
Residential real estate                         $ 33,772,558       $ 38,113,105
Commercial                                        21,702,707          9,672,704
Construction                                       1,193,347            749,313
Lines of credit                                    1,639,095          1,281,922
Consumer                                           4,360,427          7,010,122
Overdraft protection                                 428,177            683,585
                                                -------------------------------
                                                  63,096,311         57,510,751
Net deferred loan fees and costs                     (14,802)           (26,210)
Allowance for loan losses                           (646,010)          (625,513)
                                                -------------------------------
        NET LOANS                               $ 62,435,499       $ 56,859,028
                                                ===============================

An analysis of the activity in the allowance for loan losses is as follows:

                                                          December 31,
                                                -------------------------------
                                                     2001               2000
                                                -------------------------------
Balance, beginning of year                      $    625,513       $    455,114
  Provision for loan losses                           88,148            427,572
  Loans charged off                                 (131,776)          (272,674)
  Recoveries                                          64,125             15,501
                                                -------------------------------
Balance, end of year                            $    646,010       $    625,513
                                                ===============================

The amount of loans serviced by the Company for the benefit of others is not included in the accompanying consolidated balance sheets. The unpaid principal balance of these loans was approximately $5,893,000 and $4,977,000 at December 31, 2001 and 2000, respectively.

Related parties include executive directors, directors, and their affiliates. Loans to related parties at December 31, 2001 and 2000 were approximately $2,463,000 and $1,707,000, respectively. During the year ended December 31, 2001, total principal additions were approximately $1,808,000 and total principal payments were approximately $1,052,000.

The loan portfolio includes a concentration of loans in commercial real estate amounting to approximately $13,971,000 and $5,350,000 as of December 31, 2001 and 2000, respectively. The loans are expected to be repaid from cash flows or from proceeds from the sale of selected assets of the borrowers. Credit losses arising from lending transactions with commercial real estate compare favorably with the Company's credit loss experience on its loan portfolio as a whole. The concentration of credit with commercial real estate is taken into consideration by management in determining the allowance for loan losses.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The Company's opinion as to the ultimate collectibility of these loans is subject to estimates regarding future cash flows from operations and the value of the property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of borrowers.

The following table presents data on impaired loans:

                                                                    December 31,
                                                             --------------------------
                                                                 2001           2000
                                                             --------------------------
Impaired loans for which there is a related allowance for
  loan losses                                                $   233,101    $        --
Impaired loans for which there is no related allowance for
  loan losses                                                    761,899             --
                                                             --------------------------
        TOTAL IMPAIRED LOANS                                 $   995,000    $        --
                                                             ==========================
Allowance for loan losses for impaired loans included in
  the allowance for loan losses                              $    44,000    $        --
                                                             ==========================
Average recorded investment in impaired loans                $   995,000    $        --
                                                             ==========================
Cash basis income recognized from impaired loans             $    39,927    $        --
                                                             ==========================

NOTE 6.  PREMISES AND EQUIPMENT

Premises and equipment consist of:

                                                            December 31,
                                                     --------------------------
                                                         2001           2000
                                                     --------------------------
Land and land improvements                           $ 1,084,470    $ 1,084,470
Buildings and improvements                             1,977,005      1,977,005
Furniture and fixtures                                   765,992        755,805
                                                     --------------------------
                                                       3,827,467      3,817,280
Accumulated depreciation                              (1,226,944)    (1,064,918)
                                                     --------------------------
                                                     $ 2,600,523    $ 2,752,362
                                                     ==========================

NOTE 7.  DEPOSITS

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $7,445,000 and $10,293,000 at December 31, 2001 and
2000, respectively.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Scheduled maturities of time deposits at December 31, 2001 are as follows:

2002                                                                $ 30,848,563
2003                                                                  13,806,761
2004                                                                   1,563,437
2005                                                                     716,805
2006                                                                     256,361
                                                                    ------------
                                                                    $ 47,191,927
                                                                    ============

NOTE 8.  FHLB ADVANCES

FHLB advances at year-end were:

                                                        2001              2000
                                                    ----------------------------
6.65% advance, due March 2001                       $        --      $ 1,500,000
5.49% advance, due February 2004                      1,000,000        1,000,000
5.96% advance, due February 2009                        500,000          500,000
                                                    ----------------------------
                                                    $ 1,500,000      $ 3,000,000
                                                    ============================

At December 31, 2001, and 2000, in addition to FHLB stock, the Company had a blanket lien on eligible residential real estate loans which were pledged to the FHLB to secure advances outstanding.

NOTE 9.  INCOME TAXES (BENEFIT)

Income taxes (benefit) consisted of:

                                                            Year Ended
                                                            December 31,
                                                    ---------------------------
                                                        2001             2000
                                                    ---------------------------
Federal:
  Current                                            $  (5,613)       $  42,266
  Deferred                                             (19,854)        (131,582)
                                                    ---------------------------
                                                     $ (25,467)       $ (89,316)
                                                    ===========================

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The provision for federal income taxes differs from that computed by applying the maximum federal statutory rate of 35% as follows:

                                                               Year Ended
                                                               December 31,
                                                         ----------------------
                                                            2001          2000
                                                         ----------------------
Tax expense (benefit) at statutory rate                  $  15,291    $ (91,145)
Tax exempt interest                                        (17,244)     (17,687)
Nondeductible expenses                                       2,857        4,573
Other                                                      (26,371)      14,943
                                                         ----------------------
                                                         $ (25,467)   $ (89,316)
                                                         ======================

The net deferred tax assets in the accompanying balance sheets include the following components:

                                                               Year Ended
                                                               December 31,
                                                         ----------------------
                                                            2001          2000
                                                         ----------------------
Assets:
  Allowance for loan losses                              $ 232,969    $ 216,517
  Deferred compensation                                    152,276      162,097
  Premises and equipment                                    17,063        1,652
  Illinois net operating loss                              100,163       92,899
  Other                                                     18,539       12,600
                                                         ----------------------
        TOTAL DEFERRED TAX ASSETS                          521,010      485,765
Valuation allowance                                        128,238      156,845
                                                         ----------------------
        NET DEFERRED TAX ASSETS                            392,772      328,920
                                                         ----------------------

Liabilities:
  Unrealized gain on securities available for sale          91,485        4,990
  FHLB stock dividend                                       73,153       29,155
                                                         ----------------------
        TOTAL DEFERRED TAX LIABILITIES                     164,638       34,145
                                                         ----------------------
                                                         $ 228,134    $ 294,775
                                                         ======================

As of December 31, 2001, the Company had net operating loss carryovers for state tax purposes totaling approximately $2,131,000 that are eligible to be used through 2015.

NOTE 10. CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on a Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, a Company must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Quantitative measures established by regulation to ensure capital adequacy require a Company to maintain minimum amounts and ratios of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, a Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                             To Be Well
                                                                          Capitalized Under
                                     Bank              For Capital        Prompt Corrective
                                    Actual          Adequacy Purposes:    Action Provisions:
                            ----------------------------------------------------------------
                              Amount      Ratio     Amount       Ratio    Amount       Ratio
                            ----------------------------------------------------------------
As of December 31, 2001:
  Total Capital (to Risk
    Weighted Assets)
    Clover Leaf Financial
      Corp                  $12,978,476   22.91%   $4,532,800               N/A
    Clover Leaf Bank        $10,499,000   18.53%   $4,533,000     8.0%   $5,666,000    10.0%

  Tier I Capital (to Risk
    Weighted Assets)
    Clover Leaf Financial
      Corp                  $12,332,476   21.77%   $2,266,400                 N/A
    Clover Leaf Bank        $ 9,853,000   17.39%   $2,266,000     4.0%   $3,400,000     6.0%

  Tier I Capital (to
    Average Assets)
    Clover Leaf Financial
      Corp                  $12,332,476   13.77%   $3,582,320                 N/A
    Clover Leaf Bank        $ 9,853,000   11.00%   $3,582,000     4.0%   $4,478,000     5.0%

As of December 31, 2000:
  Total Capital (to Risk
    Weighted Assets)        $ 6,695,000   13.82%   $3,875,000     8.0%   $4,844,000    10.0%
  Tier I Capital (to Risk
    Weighted Assets)        $ 6,089,000   12.57%   $1,937,500     4.0%   $2,906,000     6.0%
  Tier I Capital (to
    Average Assets)         $ 6,089,000    7.33%   $3,324,000     4.0%   $4,156,000     5.0%

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11. COMMITMENTS, CONTINGENCY AND CREDIT RISK

The Company and the Bank are a party to legal actions which are in the normal course of business activities. In the opinion of management, the ultimate resolution of these matters is not expected to have a material effect on the financial position or the results of operations of the Company.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in addition to the amounts recognized in the statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the notional or contractual amounts of financial instruments, primarily variable rate, with off-balance-sheet risk at year-end follows:

                                                             Year Ended
                                                             December 31,
                                                    ----------------------------
                                                       2001              2000
                                                    ----------------------------
Commitments to extend credit                        $6,295,000        $4,741,000
Standby letters of credit                              531,000            17,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities of customers. The Company's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Company does not engage in the use of interest rate swaps, futures, forwards, or option contracts.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12. RETIREMENT PLAN

The Bank participates in a multiemployer, defined benefit retirement plan which covers substantially all employees. Since this is a multiemployer plan, the plan's administrators are unable to determine the actuarial present value of benefits attributable to the Bank's participants in the plan.

Total pension expense for the years ended December 31, 2001 and 2000 was $54,000 and $32,953, respectively.

NOTE 13. LIQUIDATION ACCOUNT

At the time of conversion to a stock corporation, the Bank established a liquidation account for the benefit of eligible savings account holders who continue to maintain their savings accounts with the Bank after conversion. In the event of a complete liquidation of the Bank (and only in such event), eligible savings account holders who continue to maintain their accounts with the Bank shall be entitled to receive a distribution from the liquidation account after payment to all creditors but before any liquidation distribution with respect to common stock. The initial liquidation account was established at approximately $6.2 million. This account is proportionately reduced for any subsequent reduction in the eligible holders' deposit accounts. The creation and maintenance of the liquidation account will not restrict the use or application of any of the capital accounts of the Bank, except that the Bank may not declare or pay a cash dividend on, or purchase any of, its capital stock, if the effect of such dividends or repurchase would be to cause the Bank's net worth to be reduced below the aggregate amount then required for the liquidation account, or the amount required by federal or state law.

NOTE 14. EMPLOYEE STOCK OWNERSHIP PLAN

The Company has an employee stock ownership plan which covers substantially all employees who have attained the age of 21 and completed one year of service. In connection with the conversion to a stock corporation, the ESOP purchased 2,000 shares of the Company's common stock on the open market of $12.60 per share using funds loaned by the Company. The Company loan is being repaid with level principal payments over 20 years. All shares are held in a suspense account for allocation among the participants as the loan is repaid. Shares released from the suspense account are allocated among the participants based upon their pro rata annual compensation. The purchases of the shares by the ESOP were recorded by the Company as unearned ESOP shares in a contra equity account. As ESOP shares are committed to be released to compensate employees, the contra equity account is reduced and the Company recognizes compensation expense equal to the fair market value of the shares committed to be released. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt. No compensation expense related to the ESOP was incurred in 2001. All shares were unallocated as of December 31, 2001. The fair value of the unallocated shares was $27,000 at December 31, 2001.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Approximate carrying values and estimated fair values at December 31, 2001 is summarized as follows:

                                                                2001
                                                   -----------------------------
                                                   Approximate        Estimated
                                                    Carrying             Fair
                                                      Value             Value
                                                   -----------------------------
Assets:
  Cash and due from other
    financial institutions                         $ 2,513,396       $ 2,513,396
  Interest-bearing deposits in
    other financial institutions                    10,279,271        10,279,271
  Securities available for sale                     14,306,020        14,306,020
  FHLB stock                                         3,065,190         3,065,190
  Loans                                             62,435,499        61,447,647
  Accrued interest receivable                          488,251           488,251

Liabilities:
  Noninterest bearing deposits                      13,060,619        13,060,619
  Interest bearing deposits                         67,871,755        68,741,399
  FHLB advances                                      1,500,000         1,520,490
  Accrued interest payable                             314,605           314,605

The carrying value of cash and cash equivalents, transaction accounts, savings and accrued interest receivable and payable are considered reasonable estimates of those instruments fair values.

The fair value of investment securities and mortgage-backed securities is based on quoted market prices and prices obtained from independent pricing services. FHLB stock and other investments, included in investment securities, for which current market values are not readily available are believed to have carrying values which approximate market values. The fair value of loans, FHLB advances and certificates of deposit, are estimated based on present values using published rates currently available that are applicable to each category of such financial instruments.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

No adjustment was made to the interest rates for changes in credit of performing loans for there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the general reserves applicable to the performing loan portfolio results in a fair valuation of such loans.

The Bank does not have unrecognized financial instruments, other than those discussed in Note 10, which are subject to fair value disclosure. The difference between the fair value and the face value for the instruments disclosed in Note 10 was not considered material.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.