Form 10KSB, Exhibit 13
period 2003-12-31
CLOVER LEAF FINANCIAL CORP
filed 2004-03-30
CIK 1144514

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

       The following information is derived from the audited consolidated financial statements of Clover Leaf Financial Corp. For additional information, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Clover Leaf Financial Corp. and related notes included elsewhere in this Annual Report.

                                                                             AT DECEMBER 31,
                                                                      ---------------------------
                                                                          2003           2002
                                                                      ------------    -----------
                                                                              (IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
----------------------------------
Total assets......................................................      $  102,700    $   95,282
Loans, net........................................................          66,755        67,544
Interest-bearing deposits (asset).................................           3,442         5,688
Securities........................................................          23,857        13,448
Deposits..........................................................         80,465         72,487
Borrowed funds....................................................          8,000          9,000
Stockholders' equity..............................................         12,657         12,718


                                                                             FOR THE YEARS
                                                                           ENDED DECEMBER 31,
                                                                      ---------------------------
                                                                          2003           2002
                                                                      ------------    -----------
                                                                              (IN THOUSANDS)
SELECTED OPERATIONS DATA:
Total interest income.............................................      $    5,238     $    5,345
Total interest expense............................................           2,179          2,524
                                                                        ----------     ----------
Net interest income...............................................           3,059          2,821
Provision for loan losses.........................................              76             93
                                                                        ----------     ----------
Net interest income after provision for loan losses...............           2,983          2,728
Non-interest income...............................................             606            461
Non-interest expense..............................................           2,996          2,462
                                                                        ----------     ----------
Net income before income taxes....................................             593            727
Income tax expense................................................             202            232
                                                                        ----------     ----------
Net income........................................................      $      391     $      495
                                                                        ==========     ==========


                                                                           AT OR FOR THE YEARS
                                                                             ENDED DECEMBER 31,
                                                                     -------------------------------
                                                                          2003            2002
                                                                     ---------------- --------------
SELECTED FINANCIAL RATIOS AND OTHER DATA:
-----------------------------------------
PERFORMANCE RATIOS:
   Return on average assets (1).................................           0.38%           0.55%
   Return on average equity (2).................................           3.13            3.95
   Interest rate spread (3).....................................           2.67            2.65
   Net interest margin (4)......................................           3.13            3.28
   Ratio of non-interest expense to average total assets........           2.93            2.72
   Ratio of average interest-earning assets to average
     interest-bearing liabilities...............................         120.89          121.42
   Efficiency ratio (5).........................................          81.75           75.00
   Dividend payout ratio........................................            --              --

PER SHARE DATA:
   Basic and diluted earnings per share.........................           0.62            0.76
   Book value per share.........................................          19.90           19.23
   Dividends per share..........................................            --              --

ASSET QUALITY RATIOS:
   Non-performing loans to total gross loans at end of period...           1.35            2.55
   Non-performing loans to total assets at end of period........           0.88            1.80
   Allowance for loan losses to non-performing loans............          79.85           40.02
   Allowance for loan losses to gross loans receivable..........           1.07            1.01

CAPITAL RATIOS:
   Equity to total assets at end of period......................          12.32           13.31
   Average equity to average assets.............................          12.23           13.89

OTHER DATA:
   Number of offices............................................           2               2

------------------------------------
(1)  Ratio of net income to average total assets.
(2)  Ratio of net income to average equity.
(3)  The difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4)  Net interest income divided by average interest-earning assets.
(5)  Non-interest expense divided by the sum of net interest income and non-interest income.

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

GENERAL

       The principal business of Clover Leaf Financial Corp. and Clover Leaf Bank consists of attracting deposits from the general public and using these funds to originate mortgage loans secured by one- to four-family residences or commercial properties and to invest in investment securities. To a lesser extent, we engage in various forms of consumer and commercial lending. Our net income depends primarily on net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities and interest-bearing deposits with other financial institutions, and the interest we pay on our interest-bearing liabilities, primarily savings accounts and time deposits. Our profitability is also affected by provisions for loan losses, non-interest income and non-interest expense. Non-interest income consists primarily of service charges on deposit accounts, loan servicing fees, other service charges and fees and net gains on sales of assets. Non-interest expense consists primarily of salaries and employee benefits, occupancy, equipment, data processing and professional fees. Our results of operations also may be affected significantly by general and local economic and competitive conditions, particularly those that affect market interest rates, governmental policies and actions of regulatory authorities.

MANAGEMENT OF MARKET RISK

       As with other financial institutions, our most significant form of market risk is interest rate risk. We have interest rate risk because our interest-bearing liabilities mature or reprice more quickly than the average maturity or repricing of our interest-earning assets. As explained below, in a period of rising interest rates we would not be in a favorable position to reinvest our assets into higher-yielding assets. We analyze our interest rate sensitivity by monitoring our interest rate sensitivity "gap." Our interest rate sensitivity gap is the difference between the amount of our interest-earning assets maturing or repricing within a specific time period and the amount of our interest bearing-liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets maturing or repricing during a period exceeds the amount of interest rate sensitive liabilities maturing or repricing during the same period. At December 31, 2003, our cumulative one-year interest rate gap, the difference between the amount of interest-earning assets and interest-bearing liabilities maturing or repricing within one year, expressed as a percentage of total assets, was positive 7.23%.

       The following table sets forth our interest-earning assets and our interest-bearing liabilities at December 31, 2003, which are anticipated to reprice or mature in each of the future time periods shown based upon the following assumptions. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2003, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and as a result of contractual rate adjustments on adjustable-rate loans.


                                                            AMOUNTS MATURING OR REPRICING AT DECEMBER 31, 2003
                                            -----------------------------------------------------------------------------------
                                                           LESS THAN        3-12
                                              FLOATING      3 MONTHS       MONTHS       1-3 YEARS     3-5 YEARS    5-15 YEARS
                                            ----------     ----------    ----------    ----------    ----------    ----------
                                                                           (DOLLARS IN THOUSANDS)
Interest-earning assets (1):
  Cash and due from other financial
     institutions.........................  $       --     $       --    $    3,442    $       --    $       --    $       --
  Investment securities...................          --          8,666         1,036           646         2,224         6,903
  Mortgage backed securities..............          --            301           488           686           682         1,967
  Total loans (2).........................      18,691          4,913         9,925        11,289         5,607        12,851
                                            ----------     ----------    ----------    ----------    ----------    ----------
       Total interest-earning assets......  $   18,672     $   13,880    $   14,891    $   12,621    $    8,513    $   21,721
                                            ----------     ----------    ----------    ----------    ----------    ----------
Interest-bearing liabilities:
  Checking................................         722             --            --         2,419            --            --
  Money market deposits and savings (3)...       8,672             --            --        14,121            --            --
  Time deposits...........................          --          9,177        13,270        12,342        11,753            --
  Borrowed funds..........................          --          1,000         6,500            --            --           500
  Federal funds purchased and repurchase
     agreements...........................          --             --           686            --            --            --
                                            ----------     ----------    ----------    ----------    ----------    ----------
       Total interest-bearing liabilities.  $    9,394     $   10,177    $   20,443    $   28,882    $   11,753    $      500
                                            ----------     ----------    ----------    ----------    ----------    ----------

Interest sensitivity gap (4)..............  $    9,278     $    3,703    $   (5,552)   $  (16,261)   $   (3,240)   $   21,221
                                            ==========     ==========    ==========    ==========    ==========    ==========
Cumulative interest sensitivity gap.......  $    9,278     $   12,981    $    7,429    $   (8,832)   $  (12,072)   $    9,149
                                            ==========     ==========    ==========    ==========    ==========    ==========
Cumulative interest sensitivity gap as a
  percentage of total assets..............        9.03%         12.64%         7.23%        (8.60)%      (11.75)%        8.91%

(Continued)

                                                  OVER
                                                15 YEARS      TOTAL
                                              ----------    ----------

Interest-earning assets (1):
  Cash and due from other financial
     institutions.........................    $       --    $    3,442
  Investment securities...................           178        19,653
  Mortgage backed securities..............            80         4,204
  Total loans (2).........................         4,213        67,489
                                              ----------    ----------
       Total interest-earning assets......    $    4,471    $   94,788
                                              ----------    ----------
Interest-bearing liabilities:
  Checking................................            --         3,141
  Money market deposits and savings (3)...            --        22,793
  Time deposits...........................            --        46,542
  Borrowed funds..........................            --         8,000
  Federal funds purchased and repurchase
     agreements...........................            --           686
                                              ----------    ----------
       Total interest-bearing liabilities.    $       --    $   81,162
                                              ----------    ----------

Interest sensitivity gap (4)..............    $    4,471    $   13,620
                                              ==========    ==========
Cumulative interest sensitivity gap.......    $   13,620
                                              ==========
Cumulative interest sensitivity gap as a
  percentage of total assets..............         13.26%


------------------------

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

                                                             YEARS ENDED DECEMBER 31,
                                      ---------------------------------------------------------------------------
                                                        2003                               2002
                                      ------------------------------------ --------------------------------------
                                         AVERAGE     INTEREST                AVERAGE      INTEREST
                                       OUTSTANDING    EARNED/               OUTSTANDING    EARNED/
                                         BALANCE       PAID     YIELD/RATE    BALANCE      PAID     YIELD/RATE
                                      ------------ ------------ ---------- ------------- ---------- -------------
                                                                (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans, gross........................  $  70,068   $   4,330         6.18%  $  65,356    $   4,449        6.81%
 Interest bearing balances from
depository
   institutions......................      5,192          52         1.00       2,555           40        1.57
 Securities..........................     16,605         508         3.06       9,088          454        5.00
 FHLB stock..........................      3,554         219         6.16       3,751          195        5.20
 Mortgage-backed securities..........      2,369         129         5.45       5,203          207        3.98
                                       ---------   ---------                ---------    ---------
  Total interest-earning assets......     97,788       5,238         5.36      85,953        5,345        6.22
                                                   ---------                             ---------
 Other assets........................      4,428                                4,318
                                       ---------                            ---------
  Total assets.......................  $ 102,216                            $  90,271
                                       =========                            =========
Interest-bearing liabilities:
 Savings deposits....................  $  24,896         413         1.66   $  22,831          446        1.95
 Time deposits.......................     46,580       1,540         3.31      41,936        1,890        4.51
 Federal funds purchased and
securities sold
   under agreement to repurchase.....        581           5         0.86         345            5        1.45
 Borrowed funds......................      8,830         221         2.50       5,675          183        3.22
                                       ---------   ---------                ---------    ---------
  Total interest-bearing liabilities.     80,887       2,179         2.69      70,787        2,524        3.57
  Other liabilities..................      8,830                                6,947
                                       ---------                            ---------
  Total liabilities..................     89,717                               77,734
 Equity..............................     12,499                               12,537
                                       ---------                            ---------
  Total liabilities and equity.......  $ 102,216                            $  90,271
                                       =========                            =========
Net interest income..................              $   3,059                             $   2,821
                                                   =========                             =========
Net interest rate spread.............                                2.67%                                2.65%
                                                                  =======                              =======
Net interest margin..................                                3.13%                                3.28%
                                                                  =======                              =======
Average interest-earning assets to
average interest-bearing liabilities.                   1.21x                                 1.21x
                                                   =========                             =========

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

                                                                       YEARS ENDED DECEMBER 31,
                                                                             2003 VS. 2002
                                                             --------------------------------------------
                                                                INCREASE/(DECREASE) DUE TO
                                                             --------------------------------     TOTAL
                                                                                       RATE/     INCREASE
                                                              VOLUME       RATE       VOLUME    (DECREASE)
                                                             --------    --------    --------   ---------
                                                                            (IN THOUSANDS)
Interest-earning assets:
 Loans..................................................     $    321    $   (412)   $    (28)  $   (119)
 Interest bearing balances from
   depository institutions..............................           41         (15)        (14)        12
 Securities.............................................          376        (176)       (146)        54
 FHLB stock.............................................          (10)         36          (2)        24
 Mortgage-backed securities.............................         (113)         76         (41)       (78)
                                                             --------    --------    --------   --------
   Total interest-earning assets........................          615        (491)       (231)      (107)
                                                             --------    --------    --------   --------
Interest-bearing liabilities:
 Savings deposits.......................................           40         (66)         (7)       (33)
 Time deposits..........................................          209        (503)        (56)      (350)
 Federal funds purchased and
   securities sold under agreement
   to repurchase........................................            3          (2)         (1)        --
 Borrowed funds.........................................          102         (41)        (23)        38
                                                             --------    --------    --------   --------
 Total interest-bearing liabilities.....................          354        (612)        (87)      (345)
                                                             --------    --------    --------   --------

Net interest income.....................................     $    261    $    121    $   (144)  $    238
                                                             ========    ========    ========   ========

CRITICAL ACCOUNTING POLICIES

       In the ordinary course of business, Clover Leaf Financial has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in preparing its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. Clover Leaf Financial believes the following discussion, regarding the allowance for loan losses, addresses Clover Leaf Financial's most critical accounting policy, which is the most important to the portrayal of Clover Leaf Financial's financial condition and results and require management's most difficult, subjective and complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

       ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is a material estimate that is particularly susceptible to significant changes in the near term and is established through a provision for loan losses. The allowance is based upon past loan experience and other factors which, in management's judgement, deserve current recognition in estimating loan losses. The evaluation includes a review of all loans on which full collectibility may not be reasonably assured. Other factors considered by management include the size and character of the loan portfolio, concentrations of loans to specific borrowers or industries, existing economic conditions and historical losses on each portfolio category. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties, which collateralize loans. Management believes it uses the best information available to make such determinations. If circumstances differ substantially from the assumptions used in making determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be affected. While Clover Leaf Financial believes it has established its existing allowance for loan losses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing Clover Leaf Bank's loan portfolio, will not request an increase in the allowance for loan losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will not be necessary if loan quality deteriorates.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2003 AND DECEMBER 31, 2002

       At December 31, 2003, total assets were $102.7 million, an increase of $7.4 million, or 7.8%, from $95.3 million at December 31, 2002. Loans receivable at December 31, 2003 were $66.8 million, a decrease of $789,000 or 1.2%, from $67.5 million at December 31, 2002. Commercial business, construction and commercial real estate loans increased $374,000 (6.5%), $344,000 (45.2%) and $1.5 million (6.7%), respectively, compared to the 2002 year end. These increases were due to a continued focus by Clover Leaf Bank on commercial lending and a favorable interest rate environment. The increases were offset by a $2.6 million, or 7.6% decline in one-to-four family mortgage loans, and a $423,000, or 9.1% decline in consumer loans. The decline in one-to-four family mortgage loans was due to the sale of $13.3 million in loans to the Federal Home Loan Bank during 2003, as part of the Mortgage Partnership Finance program, where the bank sells the loans and retains servicing rights. Servicing income on loans sold generated income of $45,000 in 2003. Securities, including Federal Home Loan Bank stock, increased $10.7 million, or 63.4%, to $27.5 million at December 31, 2003 from $16.9 million at December 31, 2002. Clover Leaf Bank experienced significant deposit growth resulting in higher available cash balances. Clover Leaf Bank used those funds to purchase additional securities, which have a more attractive yield than interest-bearing cash accounts. As a result of this increased investment activity, Clover Leaf Bank's cash balances decreased $2.9 million or 35.3% to $5.3 million at December 31, 2003 from $8.1 million at December 31, 2002. Bank premises and equipment increased $446,000, or 23.4% to $2.4 million at December 31, 2003. The increase resulted, primarily, from a purchase of land that Clover Leaf Bank completed in January of 2003. The land is being held for the purpose of building an additional branch office.

       Deposits as of December 31, 2003 were $80.5 million, an increase of $8.0 million, or 11.0%, from December 31, 2002. The increase in deposits was primarily in the interest-bearing categories, with time deposits showing the greatest increase. Short-term time deposits have continued to be a popular product due to the volatile stock market and lack of high yielding investment options for consumers.

       Federal Home Loan Bank advances as of December 31, 2003 were $8.0 million, a decrease of $1.0 million, or 11.1% from December 31, 2002. Increased deposit volume has allowed Clover Leaf Bank to fund loan growth and security purchases without borrowing additional funds.

       Total stockholders' equity as of December 31, 2003 was $12.7 million, a decrease of $61,000 or 0.5% from December 31, 2002. The decrease in equity from December 31, 2002 to December 31, 2003 was the result of the purchase of 25,300 shares of treasury stock totaling $438,000 by Clover Leaf Financial during 2003. A decrease to equity of $36,000 also resulted from the change in the unrealized gain on investment securities held for sale. This decrease in equity was partially offset by the recording of $391,000 in net income and the amortization of unearned Employee Stock Ownership Plan shares of $22,000. At December 31, 2003 there were 635,950 shares of common stock outstanding, at a book value of $19.90 per share.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

       Net income for the year ended December 31, 2003 was $391,000, a decrease of $104,000 or 21.0% from net income of $495,000 for the year ended December 31, 2002.

       Interest income for the year ended December 31, 2003 decreased $107,000 or 2.0% to $5.2 million. The decrease was primarily due to lower average yields on loans and securities, partially offset by higher average balances in loans and securities. Average interest-earning assets for the year ending December 31, 2003 were $97.8 million, an increase of $11.8 million, or 13.7%, over average interest-earning assets for the year ended December 31, 2002 of $86.0 million. Average loan balances increased $4.7 million, and average security balances, including mortgage backed securities and FHLB stock increased $4.5 million. The average loan yield declined 63 basis points to 6.18% at December 31, 2003 from 6.81% in the prior year. Clover Leaf Bank's loan rate was negatively impacted by the high volume of mortgage loan refinancing activity and the declining prime rate. The average security yield declined 94 basis points to 3.80% at December 31, 2003 from 4.74% in the prior year. The security yield was negatively impacted by the re-pricing of floating rate instruments. Also contributing to the decline was a large number of maturities and security calls, which were then replaced with lower yielding securities.

       Interest expense for the year ended December 31, 2003 decreased to $2.2 million, a decline of $345,000, or 13.7%, compared to the prior year. The decrease was due to lower rates paid on interest-bearing deposits and borrowings. The average rate paid on interest-bearing liabilities for the year ended December 31, 2003 declined by 88 basis points to 2.69% from 3.57% in the prior year. The average interest paid on certificates of deposit fell by 120 basis points to 3.31% for the year ended December 31, 2003, from 4.51% for the prior-year period.

       Provision for loan losses for the year ended December 31, 2003 was $76,000, compared to $93,000 for the year ended December 31, 2002, a decrease of $17,000, or 18.3%. Despite significant loan growth, Clover Leaf Bank has been able to record less monthly provision expense and still maintain an adequate loan loss reserve in relation to total nonperforming loans and total outstanding gross loans. Non-performing loan balances have decreased to $908,000, a decline of $816,000, or 47.3% compared to the prior year-end. Several non-accrual loans paid off in the fourth quarter of 2003.

       Net interest income after provision for loan losses for the year ended December 31, 2003 increased $255,000, or 9.3% to $3.0 million. The increase in Clover Leaf Bank's net interest income resulted primarily from the growth in interest earning assets, and a decline in the rate paid on interest bearing liabilities to 2.69% from 3.57% for the prior-year period.

       Non-interest income for the year ended December 31, 2003 was $606,000 compared to $461,000 for the year ended December 31, 2002, an increase of $145,000, or 31.5%. This increase was primarily attributable to the increase in the gain on sale of loans of $173,000. These loans were sold with servicing rights being maintained by Clover Leaf Bank. Clover Leaf Bank also recorded $45,000 in loan servicing fees during 2003 an increase of $24,000 as compared to $21,000 in loan servicing fees for the prior year. This increase in non-interest income was slightly offset by a decline of $36,000, or 32.7% in gain on sale of assets. In both 2002 and 2003 Clover Leaf Bank sold property to the Illinois Department of Transportation in order to facilitate highway expansions. The gain in 2002 was $74,000 compared to a gain of $110,000 in the year 2002.

       Non-interest expense for the year ended December 31, 2003 was $3.0 million or $540,000 more than expenses for the year ended December 31, 2002. The increase was primarily attributable to increases in professional fees and litigation settlement, compensation expenses and directors fees. Professional fees increased $454,000, or 336.3% or which legal expense accounted for $407,000 of the total increase and was the result of the expenses associated with and the resolution of a lawsuit brought against Clover Leaf Bank by Clover Leaf Bank's former President, as disclosed in Clover Leaf Financial Corp.'s Quarterly Report on form 10-QSB for the quarter ended September 30, 2003. Salary and employee benefit expense increased $129,000, or 10.4%, as a result of staff additions and annual merit increases. Directors' fees increased $23,000, or 22.8% due to the addition of one board member as one current director retired and elected emeritus status. Advertising expense increased $21,000, or 39.6% due to increased focus on promoting Clover Leaf Bank and various new products. These increases were offset slightly by a $63,000, or 18.9% decrease in occupancy and equipment expense. Occupancy and equipment costs were higher in 2002 due to a $27,000 one time adjustment to real estate property tax expense, a $16,000 increase in building maintenance as several projects were completed to enhance the efficiency and appearance of the current building, and $14,000 in equipment depreciation for items that were fully depreciated in late 2002, therefore having no expense recorded on these assets in 2003.

LIQUIDITY AND CAPITAL RESOURCES

       At December 31, 2003, Clover Leaf Bank had loan commitments and unused lines of credit of $10.1 million. Clover Leaf Bank believes it has adequate resources to fund loan commitments as they arise. If Clover Leaf Bank requires funds beyond its internal funding capabilities, advances from the FHLB of Chicago are available. At December 31, 2003, approximately $22.4 million of time deposits were scheduled to mature within one year. We expect that substantially all of these time deposits either will be renewed upon maturity or will be placed in money market accounts at Clover Leaf Bank. In order to manage interest rate risk and provide liquidity, Clover Leaf Bank intends to sell a greater percentage of its residential real estate loan originations.

       Clover Leaf Financial does not engage in any significant business activity other than owning all of the common stock of Clover Leaf Bank. Clover Leaf Financial's primary source of funds is income from its investments and principal and interest payments received on the employee stock ownership plan loan. Future dividends from Clover Leaf Bank will also be a source of funds for Clover Leaf Financial; however, as a stock-chartered savings bank, Clover Leaf Bank is subject to regulatory limitations on its ability to pay cash dividends.

IMPACT OF INFLATION AND CHANGING PRICES

       The consolidated financial statements and related notes of Clover Leaf Financial have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the value of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

                        COMMON STOCK AND RELATED MATTERS

       Clover Leaf Financial's common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "CLOV." As of February 29, 2004, Clover Leaf Financial had one registered market maker, 168 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 629,950 shares outstanding.

       The following table sets forth market price and dividend information for shares of Clover Leaf Financial's common stock for the last two years.


                        YEAR ENDED                                                     CASH DIVIDENDS
                     DECEMBER 31, 2003              HIGH                LOW                DECLARED
                  ----------------------      ---------------     ---------------    --------------------
                  Fourth quarter               $      19.85        $      18.75          $     --
                  Third quarter                       19.00               18.35                --
                  Second quarter                      18.50               16.15                --
                  First quarter                       16.60               15.73                --

                     Fiscal Year Ended                                                 Cash Dividends
                     December 31, 2002              High                Low                Declared
                  ----------------------      ---------------     ---------------    --------------------
                  Fourth quarter               $      17.50        $      14.50          $     --
                  Third quarter                       14.90               14.49                --
                  Second quarter                      15.10               13.50                --
                  First quarter                       14.60               12.85                --


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

       Under the Illinois Banking Act, a state-chartered commercial bank may pay dividends from net profits so long as at least 10% of net profits since the date of the declaration of the last preceding dividend are carried to surplus.

       At December 31, 2003, Clover Leaf Bank was deemed a well-capitalized institution for purposes of the above regulations and as such is not subject to the above-mentioned restrictions.

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


                                     STOCKHOLDER INFORMATION


ANNUAL MEETING                                   TRANSFER AGENT

The Annual Meeting of Stockholders will be       Registrar and Transfer Company
held at 1:00 p.m. on May 25, 2004 at Clover      10 Commerce Drive
Leaf Bank, 2143 S. Route 157, Edwardsville,      Cranford, New Jersey 07016
Illinois.
                                                 If you have any questions concerning your
STOCK LISTING                                    stockholder account, please call our transfer
                                                 agent, noted above, at (800) 368-5948. This is
The Company's Common Stock trades over-the-      the number to call if you require a change of
counter on the OTC Bulletin Board under the      address, records or information about lost
symbol "CLOV.OB"                                 certificates.

SPECIAL COUNSEL                                  ANNUAL REPORT ON FORM 10-KSB

Luse Gorman Pomerenk & Schick, P.C.              A copy of the Company's Form 10-KSB for the
5335 Wisconsin Avenue, N.W., Suite 400           fiscal year ended December 31, 2003, will be
Washington, D.C.  20015                          furnished without charge to stockholders as of
                                                 April 15, 2004, upon written request to the
INDEPENDENT AUDITORS                             Secretary, Clover Leaf Financial Corp., 200 East
                                                 Park Street, Edwardsville, Illinois 62025.
McGladrey & Pullen, LLP
1806 Fox Drive
Champaign, Illinois 61820

                                    DIRECTORS AND OFFICERS

                      DIRECTORS                                   OFFICERS
                      ---------                                   --------

            Robert W. Schwartz                             Dennis M. Terry
            CHAIRMAN OF THE BOARD                          PRESIDENT AND
                                                             CHIEF EXECUTIVE OFFICER
            Gary D. Niebur
            VICE CHAIRMAN OF THE BOARD                     Lisa R. Fowler
                                                           SENIOR VICE PRESIDENT
            Joseph J. Gugger
                                                           Darlene F. McDonald
            KENNETH P. HIGHLANDER                          SENIOR VICE PRESIDENT,
                                                             TREASURER AND SECRETARY
            Dennis M. Terry

            Dennis Ulrich


CLOVER LEAF FINANCIAL CORP. AND SUBSIDIARY

CONTENTS

--------------------------------------------------------------------------------
Independent Auditor's Report                                           1
--------------------------------------------------------------------------------

Consolidated Financial Statements

Consolidated balance sheets                                            2
Consolidated statements of income                                      3
Consolidated statements of changes in stockholders' equity             4
Consolidated statements of cash flows                                  5 and 6
Notes to consolidated financial statements                             7 - 24

--------------------------------------------------------------------------------

[LOGO] MCGLADREY & PULLEN
       CERTIFIED PUBLIC ACCOUNTANTS




INDEPENDENT AUDITOR'S REPORT




Board of Directors
Clover Leaf Financial Corp.
Edwardsville, Illinois

We have audited the accompanying consolidated balance sheets of Clover Leaf Financial Corp. and Subsidiary, as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Clover Leaf Financial Corp. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                                 /s/ MCGLADREY & PULLEN, LLP

Champaign, Illinois
February 19, 2004


CLOVER LEAF FINANCIAL CORP.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

                                                                         2003             2002
---------------------------------------------------------------------------------------------------
ASSETS

Cash and due from other financial institutions                      $   1,811,343     $  2,428,958
Interest-bearing deposits in other financial institutions               3,441,563        5,688,163
                                                                  ---------------------------------
   Total cash and cash equivalents                                      5,252,906        8,117,121
Securities available-for-sale                                          23,857,380       13,448,482
Federal Home Loan Bank (FHLB) stock                                     3,679,700        3,409,000
Loans, net of allowance for loan losses of
   $724,763 in 2003 and $689,592 in 2002                               66,754,981       67,543,753
Premises and equipment, net                                             2,352,013        1,906,252
Accrued interest receivable                                               488,456          540,502
Other assets                                                              315,022          317,231
                                                                  ---------------------------------
         TOTAL ASSETS                                               $ 102,700,458     $ 95,282,341
                                                                  =================================
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
   Deposits:
     Noninterest bearing                                              $ 8,002,233     $  7,152,821
     Interest bearing                                                  72,463,441       65,334,485
                                                                  ---------------------------------
         TOTAL DEPOSITS                                                80,465,674       72,487,306

   Federal Home Loan Bank advances                                      8,000,000        9,000,000
   Other borrowings                                                       686,000          284,000
   Accrued interest payable                                               166,700          217,603
   Other liabilities                                                      724,959          575,218
                                                                  ---------------------------------
         TOTAL LIABILITIES                                             90,043,333       82,564,127
                                                                  ---------------------------------
Commitments, Contingencies and Credit Risk (Note 11)

Stockholders' Equity
   Preferred stock, $.10 par value, 250,000 shares authorized,
     none issued                                                                -                -
   Common stock, $.10 par value, 2,000,000 shares authorized,
     661,250 shared issued                                                 66,125           66,125
   Surplus                                                              6,072,058        6,066,259
   Retained earnings - substantially restricted                         7,043,751        6,653,011
   Accumulated other comprehensive income                                  57,934           93,905
   Treasury stock, 25,300 shares                                         (437,760)               -
   Unearned Employee Stock Ownership Plan shares                         (144,983)        (161,086)
                                                                    -------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                    12,657,125       12,718,214
                                                                    -------------------------------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 102,700,458     $ 95,282,341
                                                                    ===============================

See Notes to Consolidated Financial Statements.

CLOVER LEAF FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                   2003          2002
-----------------------------------------------------------------------------------------------------------
Interest income:
  Loans and fees on loans                                                     $ 4,329,760    $ 4,449,037
  Taxable securities                                                              579,695        615,764
  Non-taxable securities                                                           57,452         45,090
  FHLB dividends                                                                  219,322        195,587
  Interest-bearing deposits in other financial institutions and other              52,168         39,756
                                                                           --------------------------------
       TOTAL INTEREST INCOME                                                    5,238,397      5,345,234
                                                                           --------------------------------

Interest expense:
  Deposits                                                                      1,953,996      2,337,101
  Federal Home Loan Bank advances                                                 220,689        182,791
  Other borrowings                                                                  4,781          4,608
                                                                           --------------------------------
       TOTAL INTEREST EXPENSE                                                   2,179,466      2,524,500
                                                                           --------------------------------

       NET INTEREST INCOME                                                      3,058,931      2,820,734

Provision for loan losses                                                          76,000         93,000
                                                                           --------------------------------

       NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                      2,982,931      2,727,734
                                                                           --------------------------------

Other income:
  Service charges on deposits accounts                                             78,709         85,786
  Other service charges and fees                                                   65,208         61,932
  Loan servicing fees                                                              44,959         20,853
  Gain on sale of loans                                                           298,843        125,753
  Gain on sale of premises and equipment                                           73,591        110,735
  Gain on sale of securities                                                            -          6,682
  Other                                                                            44,315         49,713
                                                                           --------------------------------
                                                                                  605,625        461,454
                                                                           --------------------------------

Other expense:
  Salaries and employee benefits                                                1,370,393      1,240,589
  Occupancy                                                                       179,350        229,629
  Data processing                                                                 224,532        211,484
  Equipment                                                                        90,988        102,589
  Directors fees                                                                  123,880        100,515
  Professional fees and litigation settlement                                     589,269        135,213
  Other                                                                           417,678        441,713
                                                                           --------------------------------
                                                                                2,996,090      2,461,732
                                                                           --------------------------------

       NET INCOME BEFORE INCOME TAXES                                             592,466        727,456

Income taxes                                                                      201,726        232,236
                                                                           --------------------------------

       NET INCOME                                                             $   390,740    $   495,220
                                                                           ================================

Basic and diluted earnings per share                                          $      0.62    $      0.76
                                                                           ================================

See Notes to Consolidated Financial Statements.

CLOVER LEAF FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Unearned
                                                                                Accumulated               Employee
                                                                                   Other                    Stock          Total
                                              Common                 Retained  Comprehensive  Treasury    Ownership    Stockholders'
                                              Stock      Surplus     Earnings      Income      Stock     Plan Shares      Equity
                                           ----------------------------------------------------------------------------------------
Balance at December 31, 2001                 $ 66,125 $ 6,133,760  $ 6,157,791   $ 177,589   $       -   $  (25,200)  $ 12,510,065

Comprehensive income
  Net income                                        -           -      495,220           -           -            -        495,220
  Other comprehensive income, net of tax:
    Change in unrealized gain (loss) on
     securities available-for-sale arising
     during the year, net of tax of $(40,523)       -           -            -           -           -            -        (79,588)
    Reclassification adjustment, net of
     taxes of $(2,586)                              -           -            -           -           -            -         (4,096)
                                                                                                                      -------------
  Other comprehensive (loss), net of taxes
    of $(43,109)                                    -           -            -     (83,684)          -            -        (83,684)
                                                                                                                      -------------
Comprehensive income                                                                                                       411,536
                                                                                                                      -------------
Costs related to issuance of common stock           -     (67,968)           -           -           -            -        (67,968)
Loan to ESOP for purchase of shares                 -           -            -           -           -     (140,775)      (140,775)
Allocation of ESOP shares                           -         467            -           -           -        4,889          5,356
                                           ----------------------------------------------------------------------------------------

Balance at December 31, 2002                   66,125   6,066,259    6,653,011      93,905           -     (161,086)    12,718,214

Comprehensive income
  Net income                                        -           -      390,740           -           -            -        390,740
  Other comprehensive income, net of tax:
    Change in unrealized gain (loss) on
     securities available-for-sale arising
     during the year, net of tax of $(14,351)       -           -            -     (35,971)          -            -        (35,971)
                                                                                                                      -------------
Comprehensive income                                -           -            -           -           -            -        354,769
                                                                                                                      -------------
Purchase of 25,300 shares of treasury stock         -           -            -           -    (437,760)           -       (437,760)
Allocation of ESOP shares                           -       5,799            -           -           -       16,103         21,902
                                           ----------------------------------------------------------------------------------------

Balance at December 31, 2003                 $ 66,125 $ 6,072,058  $ 7,043,751    $ 57,934   $(437,760)  $ (144,983)  $ 12,657,125
                                           ========================================================================================

See Notes to Consolidated Financial Statements.

CLOVER LEAF FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                   2003            2002
-------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                                                  $     390,740   $    495,220
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                    122,984        136,011
    Provision for loan losses                                                        76,000         93,000
    Net amortization on securities                                                  243,607         63,764
    Deferred tax provision                                                                -         36,211
    Allocation of ESOP shares                                                        21,902          5,356
    Gain on sale of securities                                                            -         (6,682)
    Federal Home Loan Bank stock dividend                                          (270,700)      (187,600)
    Gain on sale of premises and equipment                                          (73,591)      (110,735)
    Gain on sale of loans                                                          (298,843)      (125,753)
    Proceeds from sales of loans held for sale                                   13,613,324      8,203,944
    Originations of loans held for sale                                         (13,314,481)    (8,078,191)
    Decrease (increase)  in accrued interest receivable                              52,046         (8,461)
    Decrease in other assets                                                         16,560        175,127
    Decrease in accrued interest payable                                            (50,903)       (97,002)
    Increase in other liabilities                                                   149,741         12,652
                                                                             --------------------------------
           NET CASH PROVIDED BY OPERATING ACTIVITIES                                678,386        606,861
                                                                             --------------------------------

Cash Flows from Investing Activities
  Purchase of securities available-for-sale                                     (21,118,479)    (8,345,424)
  Proceeds of calls, maturities and paydowns of securities available-for-sale    10,415,652      9,019,087
  Purchase of Federal Home Loan Bank stock                                                -     (1,500,000)
  Sale of Federal Home Loan Bank stock                                                    -      1,300,000
  Decrease (increase) in loans, net                                                 712,772     (5,201,254)
  Proceeds from sale of premises and equipment                                      122,100        735,735
  Purchase of premises and equipment                                               (617,254)       (66,740)
                                                                             --------------------------------
           NET CASH USED IN INVESTING ACTIVITIES                                (10,485,209)    (4,058,596)
                                                                             --------------------------------
Cash Flows from Financing Activities
  Increase (decrease) in deposits                                                 7,978,368     (8,445,068)
  Proceeds from Federal Home Loan Bank advances                                           -      7,500,000
  Repayments of Federal Home Loan Bank advances                                  (1,000,000)             -
  Increase (decrease) in other borrowings                                           402,000        (70,000)
  Loans to ESOP for purchase of shares                                                    -       (140,775)
  Purchase of treasury stock                                                       (437,760)             -
  Costs associated with issuance of stock                                                 -        (67,968)
                                                                             --------------------------------
           NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                    6,942,608     (1,223,811)
                                                                             --------------------------------

                                                 (Continued)

CLOVER LEAF FINANCIAL CORP.

YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                                                   2003            2002
-------------------------------------------------------------------------------------------------------------

           NET (DECREASE) IN CASH AND CASH EQUIVALENTS                           (2,864,215)    (4,675,546)

Cash and cash equivalents:
  Beginning                                                                       8,117,121     12,792,667
                                                                             --------------------------------
  Ending                                                                      $   5,252,906   $  8,117,121
                                                                             ================================
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for:
    Interest                                                                  $   2,230,369   $  2,621,502
    Income taxes, net of (refunds)                                                  192,742         66,501

See Notes to Consolidated Financial Statements.









CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

Clover Leaf Financial Corp. was formed on December 27, 2001 and purchased all of the outstanding shares of Clover Leaf Bank, SB with the proceeds of a stock offering completed on December 27, 2001. Simultaneous to the stock offering, the Bank converted from a state-chartered mutual savings association to a state-chartered capital stock savings bank. Effective December 27, 2002, the Bank converted from a savings bank to a commercial bank.

The Company issued 661,250 shares of common stock following the stock offering. Net proceeds to the Company were $6,612,500 of which $3,719,931 was paid to the Bank in exchange for all of the common stock of the Bank. Expenses related to the offering totaled $480,583. The Company has loaned $165,975 to the Bank to purchase 12,700 shares of stock on the open market in order to establish an Employee Stock Ownership Plan. The Company trades on the OTC Bulletin Board under the symbol "CLOV."

Clover Leaf Bank provides residential, commercial and installment loans, deposits and other customer services to individuals and corporate customers primarily in Madison County, Illinois. Clover Leaf Financial Services, Inc., (a wholly owned subsidiary of the Bank) provides life and disability insurance to loan customers of the Bank.

PRINCIPLES OF CONSOLIDATION:

The accompanying consolidated financial statements include the accounts of Clover Leaf Financial Corp. (the Company) and its wholly-owned subsidiary, Clover Leaf Bank (the Bank). These entities are collectively referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Based on the Company's approach to decision making, it has decided that its business is comprised of a single business segment.

ACCOUNTING ESTIMATES:

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

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

SECURITIES AVAILABLE-FOR-SALE:

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

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

FEDERAL HOME LOAN BANK STOCK:

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

ALLOWANCE FOR LOAN LOSSES:

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

PREMISES AND EQUIPMENT:

Land is carried at cost. Other premises and equipment are recorded at cost and are depreciated on the straight-line method. Depreciation and amortization are provided over the estimated useful lives of the respective assets. The range of useful lives is indicated in the following table:

                                                    Minimum     Maximum
                                                      Life        Life
                                                ---------------------------

Building and building improvements                  2 years     40 years
Furniture and fixtures                              2 years     10 years


INCOME TAXES:

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

CASH AND CASH FLOWS:

For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and due from other financial institutions (including cash items in process of clearing) and interest bearing deposits in other financial institutions. Cash flows from loans, deposits and other borrowings are reported net.

PENSION PLAN:

The Bank participates in a multi-employer, qualified, noncontributory defined benefit pension plan covering all eligible employees. The Bank's policy is to recognize as expense the required contribution to the plan.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

EARNINGS PER SHARE:

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Shares acquired by the Employee Stock Ownership Plan (ESOP) are held in trust but are not considered in the weighted average shares outstanding until the shares are committed for allocation or vested to an employee's individual account. The Company has not issued any stock options or other potentially dilutive shares; therefore, diluted earnings are the same as basic earnings per share.

The following reflects earnings per share calculations for basic and diluted methods:


                                                               December 31,
                                                     --------------------------------
                                                          2003             2002
                                                     --------------------------------
Net income available to common shareholders           $   390,740       $   495,220
                                                     ================================

Basic potential common shares:
  Weighted average shares outstanding                     643,244           661,250
  Weighted average unallocated ESOP shares                (11,534)          (12,345)
                                                     --------------------------------

Basic average shares outstanding                          631,710           648,905
                                                     --------------------------------

Diluted potential common shares                                 -                 -
                                                     --------------------------------

Diluted average shares outstanding                        631,710           648,905
                                                     --------------------------------

Basic earnings per share                              $      0.62       $      0.76
                                                     ================================

Diluted earnings per share                            $      0.62       $      0.76
                                                     ================================

RECLASSIFICATIONS:

Certain amounts in 2002 have been reclassified to conform with the 2003 presentation with no effect on stockholders' equity or net income.

NOTE 2.  CASH AND DUE FROM BANKS

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances were approximately $218,000 and $241,000, respectively, at December 31, 2003 and 2002.

The nature of the Company's business requires that it maintain amounts due from banks which, at times, may exceed federally insured limits. The Company does not anticipate experiencing any losses in such accounts.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3.  SECURITIES

Amortized costs and fair values of securities available-for-sale are summarized as follows:


                                                             Gross          Gross
                                            Amortized      Unrealized     Unrealized       Fair
                                               Cost          Gains          Losses         Value
                                          ------------------------------------------------------------
                                                                     2003
                                          ------------------------------------------------------------
U.S. Agencies                              $ 16,727,265    $    37,900    $   35,170   $ 16,729,995
State and municipal securities                1,820,377         32,853             -      1,853,230
Corporate securities                          1,010,935         59,315             -      1,070,250
Mortgage backed securities                    4,206,844         20,040        22,979      4,203,905
                                          ------------------------------------------------------------

                                           $ 23,765,421    $   150,108    $   58,149   $ 23,857,380
                                          ============================================================

                                                                     2002
                                          ------------------------------------------------------------

U.S. Agencies                               $ 9,351,527    $    90,687    $   16,130   $  9,426,084
State and municipal securities                  844,115          8,047             -        852,162
Corporate securities                            509,425         47,575             -        557,000
Mortgage backed securities                    2,601,134         28,329        16,227      2,613,236
                                          ------------------------------------------------------------

                                           $ 13,306,201    $   174,638    $   32,357   $ 13,448,482
                                          ============================================================

Information pertaining to securities with gross unrealized losses at December 31, 2003, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:


                       Continuous Unrealized Losses      Continuous Unrealized Losses
                      Existing for Less than 12 Months  Existing Greater than 12 Months             Total
                     ---------------------------------  -------------------------------  -----------------------------
                            Fair        Unrealized           Fair         Unrealized         Fair         Unrealized
                            Value         Losses             Value          Losses           Value           Losses
                     ---------------------------------  -------------------------------  -----------------------------
U.S. Agencies            $ 5,832,031    $   35,170        $        -      $        -      $ 5,832,031     $   35,170
Mortgage backed
  securities               3,443,823        22,979                 -               -        3,443,823         22,979

                     ---------------------------------  -------------------------------  -----------------------------

                         $ 9,275,854    $   58,149        $        -      $        -      $ 9,275,854     $   58,149
                     =================================  ===============================  =============================

The unrealized losses are generally due to changes in interest rates and, as such, are considered to be temporary, by the Company.

Unexpected calls of securities during 2002 resulted in gross gains of $6,682. The tax expense applicable to these gross realized gains amounted to $2,586. There were no gains or losses during 2003.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The following is a summary of maturities of securities available-for-sale as of December 31, 2003. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                                                     Amortized         Fair
                                                       Cost           Value
                                                  -----------------------------
Amounts maturing in:
 One year or less                                  $  2,775,000   $  2,782,090
 After one year through five years                    4,805,143      4,867,241
 After five years through ten years                  11,708,057     11,702,526
 More than 10 years                                     270,377        301,618
 Mortgage backed securities                           4,206,844      4,203,905
                                                  -----------------------------
                                                   $ 23,765,421   $ 23,857,380
                                                  =============================

Securities with a carrying amount of approximately $3,556,000 and $3,360,000 were pledged to secure deposits as required or permitted by law at December 31, 2003 and 2002, respectively.

NOTE 4.  LOANS

Major classifications of loans follow:

                                                           December 31,
                                                  -----------------------------
                                                       2003            2002
                                                  -----------------------------
Real estate loans:
 One- to four-family                               $ 31,708,995   $ 34,300,392
 Commercial                                          24,334,993     22,797,123
 Construction and land                                1,105,288        760,520
                                                  -----------------------------
       TOTAL REAL ESTATE LOANS                       57,149,276     57,858,035
                                                  -----------------------------

Consumer:
 Automobile                                           1,013,634      1,424,641
 Home equity                                          1,842,882      1,611,011
 Other                                                1,350,903      1,595,454
                                                  -----------------------------
       TOTAL CONSUMER LOANS                           4,207,419      4,631,106
                                                  -----------------------------

Commercial business                                   6,132,732      5,758,958
                                                  -----------------------------

       TOTAL GROSS LOANS                             67,489,427     68,248,099

Less:
 Deferred fees and discounts                              9,683         14,754
 Allowance for losses                                   724,763        689,592
                                                  -----------------------------
       TOTAL LOANS RECEIVABLE, NET                 $ 66,754,981   $ 67,543,753
                                                  =============================

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

An analysis of the activity in the allowance for loan losses is as follows:

                                                       Year Ended
                                                       December 31,
                                               -----------------------------
                                                   2003            2002
                                               -----------------------------

Balance, beginning of year                      $   689,592     $  646,010
 Provision for loan losses                           76,000         93,000
 Loans charged off                                  (68,387)      (104,500)
 Recoveries                                          27,558         55,082
                                               -----------------------------

Balance, end of year                            $   724,763     $  689,592
                                               =============================

The amount of loans serviced by the Company for the benefit of others is not included in the accompanying consolidated balance sheets. The unpaid principal balance of these loans was approximately $17,630,000 and $10,299,000 at December 31, 2003 and 2002, respectively.

Related parties include executive officers, directors, and their affiliates. Loans to related parties at December 31, 2003 and 2002 were approximately $2,197,000 and $2,164,000, respectively. During the years ended December 31, 2003 and 2002, total principal additions were approximately $301,000 and $414,000 and total principal payments were approximately $268,000 and $713,000, respectively.

The loan portfolio includes a concentration of loans in commercial real estate amounting to $24,334,993 and $22,797,123 as of December 31, 2003 and 2002,
respectively. The loans are expected to be repaid from cash flows or from proceeds from the sale of selected assets of the borrowers. Credit losses arising from lending transactions with commercial real estate compare favorably with the Company's credit loss experience on its loan portfolio as a whole. The concentration of credit with commercial real estate is taken into consideration by management in determining the allowance for loan losses. The Company's opinion as to the ultimate collectibility of these loans is subject to estimates regarding future cash flows from operations and the value of the property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of borrowers.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The following table presents data on impaired and non-accrual loans:


                                                                                December 31,
                                                                     --------------------------------
                                                                           2003              2002
                                                                     --------------------------------
Impaired loans for which there is a related allowance for
  loan losses                                                          $   339,527      $   219,617
Impaired loans for which there is no related allowance for
  loan losses                                                                    -          346,895
                                                                     --------------------------------
         TOTAL IMPAIRED LOANS                                          $   339,527      $   566,512
                                                                     ================================
Allowance for loan losses for impaired loans included in
  the allowance for loan losses                                        $    50,929      $    25,000
                                                                     ================================
Average recorded investment in impaired loans                          $   755,841      $   683,143
                                                                     ================================
Cash basis income recognized from impaired loans                       $    51,501      $    20,797
                                                                     ================================
Loans contractually past due over 90 days and
  still accruing interest                                              $    11,647      $   194,969
                                                                     ================================
Loans no longer accruing interest, including impaired loans            $   896,574      $ 1,529,038
                                                                     ================================
Interest forgone on non-accrual loans in current year                  $    89,617      $   118,573
                                                                     ================================

NOTE 5.  PREMISES AND EQUIPMENT

Premises and equipment consist of:


                                                                                December 31,
                                                                     --------------------------------
                                                                           2003              2002
                                                                     --------------------------------
Land and land improvements                                             $   907,016      $   459,470
Buildings and improvements                                               2,066,650        2,024,449
Furniture and fixtures                                                     864,287          785,289
                                                                     --------------------------------
                                                                         3,837,953        3,269,208
Accumulated depreciation                                                (1,485,940)      (1,362,956)
                                                                     --------------------------------

                                                                       $ 2,352,013      $ 1,906,252
                                                                     ================================

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6.  DEPOSITS

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $7,048,000 and $4,922,000 at December 31, 2003 and
2002, respectively.

Scheduled maturities of time deposits at December 31, 2003 are as follows:


2004                                                          $ 22,447,750
2005                                                             8,585,101
2006                                                             3,756,580
2007                                                             6,774,323
2008                                                             4,952,824
Thereafter                                                          25,835
                                                             --------------

                                                              $ 46,542,413
                                                             ==============

NOTE 7.  FEDERAL HOME LOAN BANK ADVANCES

FHLB advances at year-end were:

At December 31, 2003 and 2002, in addition to FHLB stock, the Company had a blanket lien on eligible residential real estate loans totaling approximately $20,042,000 and $18,988,000, respectively, which were pledged to the FHLB to secure advances outstanding.


                                                                 2003            2002
                                                           ------------------------------
2.35% advance, due July 2003, fixed rate                     $         -     $ 6,500,000
1.76% advance, due October 2003, fixed rate                            -       1,000,000
5.49% advance, due February 2004, fixed rate                   1,000,000       1,000,000
1.29% advance, due July 2004, fixed rate                       6,500,000               -
5.96% advance, due February 2009, fixed rate                     500,000         500,000
                                                           ------------------------------

                                                             $ 8,000,000     $ 9,000,000
                                                           ==============================

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8.  OTHER BORROWINGS

Other borrowings consist of securities sold under agreements to repurchase of $686,000 and $284,000 at December 31, 2003 and 2002, respectively.

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 9.  INCOME TAXES

Income taxes consisted of:

                                                         Year Ended
                                                         December 31,
                                               --------------------------------
                                                    2003              2002
                                               --------------------------------
Federal:
 Current                                        $   201,726       $   196,025
 Deferred                                                 -            36,211
                                               --------------------------------
                                                $   201,726       $   232,236
                                               ================================

The provision for federal income taxes differs from that computed by applying the maximum federal statutory rate of 35% as follows:

                                                         Year Ended
                                                         December 31,
                                               --------------------------------
                                                    2003              2002
                                               --------------------------------

Tax expense at statutory rate                   $   207,363       $   254,610
Tax exempt interest                                 (23,989)          (18,627)
Nondeductible expenses                                4,266             3,558
Other                                                14,086            (7,305)
                                               --------------------------------
                                                $   201,726       $   232,236
                                               ================================

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The net deferred tax assets in the accompanying balance sheets include the following components:


                                                                    December 31,
                                                           -----------------------------
                                                                2003           2002
                                                           -----------------------------
Assets:
  Allowance for loan losses                                 $   280,483     $   258,353
  Deferred compensation                                         145,041         132,247
  Premises and equipment                                         21,556          32,989
  Illinois net operating loss                                    67,792          82,178
  Other                                                         111,950          32,736
                                                           -----------------------------
       TOTAL DEFERRED TAX ASSETS                                626,822         538,503
Valuation allowance                                              92,898         109,340
                                                           -----------------------------
       NET DEFERRED TAX ASSETS                                  533,924         429,163
                                                           -----------------------------
Liabilities:
  Unrealized gain on securities available for sale               34,025          48,376
  FHLB stock dividend                                           250,516         145,755
                                                           -----------------------------
       TOTAL DEFERRED TAX LIABILITIES                           284,541         194,131
                                                           -----------------------------
                                                            $   249,383     $   235,032
                                                           =============================

As of December 31, 2003, the Company had net operating loss carryovers for state tax purposes totaling approximately $1,455,000 that are eligible to be used through 2021.

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

Quantitative measures established by regulation to ensure capital adequacy require a Company to maintain minimum amounts and ratios of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

As of December 31, 2003, the most recent notification from the Federal regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, a Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                                   To Be Well
                                                                                                Capitalized Under
                                                                         For Capital            Prompt Corrective
                                               Actual                Adequacy Purposes:         Action Provisions:
                                     --------------------------------------------------------------------------------
                                        Amount         Ratio         Amount        Ratio       Amount        Ratio
                                     --------------------------------------------------------------------------------
AS OF DECEMBER 31, 2003:
 Total Capital (to Risk
   Weighted Assets)
   Clover Leaf Financial Corp.        $ 13,323,954     20.36%     $ 5,234,960       8.0%       N/A
   Clover Leaf Bank                   $ 11,469,619     17.53%     $ 5,234,960       8.0%      $6,543,700      10.0%

 Tier I Capital (to Risk
   Weighted Assets)
   Clover Leaf Financial Corp.        $ 12,599,191     19.25%     $ 2,617,480       4.0%       N/A
   Clover Leaf Bank                   $ 10,744,856     16.42%     $ 2,617,480       4.0%      $3,926,220       6.0%

Tier I Capital (to
   Average Assets)
   Clover Leaf Financial Corp.        $ 12,599,191     12.33%     $ 4,088,628       4.0%       N/A
   Clover Leaf Bank                   $ 10,744,856     10.51%     $ 4,088,628       4.0%      $5,110,784       5.0%

AS OF DECEMBER 31, 2002:
 Total Capital (to Risk
   Weighted Assets)
   Clover Leaf Financial Corp.        $ 13,308,545     21.58%     $ 4,932,640       8.0%       N/A
   Clover Leaf Bank                   $ 10,950,958     17.76%     $ 4,932,640       8.0%      $6,165,800      10.0%

Tier I Capital (to Risk
   Weighted Assets)
   Clover Leaf Financial Corp.        $ 12,618,953     20.47%     $ 2,466,320       4.0%       N/A
   Clover Leaf Bank                   $ 10,261,366     16.64%     $ 2,466,320       4.0%      $3,699,480       6.0%

Tier I Capital (to
   Average Assets)
   Clover Leaf Financial Corp.        $ 12,618,953     13.98%     $ 3,610,841       4.0%       N/A
   Clover Leaf Bank                   $ 10,261,366     11.37%     $ 3,610,841       4.0%      $4,513,552       5.0%

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11. COMMITMENTS, CONTINGENCIES AND CREDIT RISK

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

A summary of the notional or contractual amounts of financial instruments, primarily variable rate, with off-balance-sheet risk follows:


                                                            December 31,
                                                 -------------------------------
                                                        2003           2002
                                                 -------------------------------
Commitments to extend credit                       $ 10,105,000    $ 8,160,000
Standby letters of credit                                20,000         27,000


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

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities of customers. The Company's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds collateral, which may include accounts receivables, inventory, property and equipment, income producing properties, supporting those commitments if deemed necessary. In the event, the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Bank would be entitled to seek recovery from the customer. At December 31, 2003 and 2002, no amounts have been recorded as liabilities for the Bank's potential obligations under these guarantees.

The Company does not engage in the use of interest rate swaps, futures, forwards, or option contracts.

NOTE 12. RETIREMENT PLANS

The Bank participates in a multiemployer, defined benefit retirement plan which covers substantially all employees. Total pension expense for the years ended December 31, 2003 and 2002 was $84,900 and $70,006, respectively.

Governmental regulations impose certain requirements relative to multi-employer plans. In the event of plan termination or employer withdrawal, an employer may be liable for a portion of the plan's unfunded vested benefits. The Bank has not received information from the plan's administrators to determine its share of unfunded vested benefits. The Bank does not anticipate withdrawal from the plan, nor is the Bank aware of any expected plan terminations.

Certain directors participate in a deferred compensation agreement with the Bank. The Bank accrues the liability for these agreements based on the present value of the amount the employee or director is currently eligible to receive. The Company recorded expenses of $7,109 and $10,147 in 2003 and 2002, respectively, related to these agreements. At December 31, 2003 and 2002, the Bank had a recorded liability in the amount of $367,673 and $341,773, respectively, for these plans.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13. LIQUIDATION ACCOUNT

At the time of conversion to a stock corporation, the Bank established a liquidation account for the benefit of eligible savings account holders who continue to maintain their savings accounts with the Bank after conversion. In the event of a complete liquidation of the Bank (and only in such event), eligible savings account holders who continue to maintain their accounts with the Bank shall be entitled to receive a distribution from the liquidation account after payment to all creditors but before any liquidation distribution with respect to common stock. The initial liquidation account was established at approximately $6.2 million. This account is proportionately reduced for any subsequent reduction in the eligible holders' deposit accounts. The creation and maintenance of the liquidation account will not restrict the use or application of any of the capital accounts of the Bank, except that the Bank may not declare or pay a cash dividend on, or purchase any of, its capital stock, if the effect of such dividends or repurchase would be to cause the Bank's net worth to be reduced below the aggregate amount then required for the liquidation account, or the amount required by federal or state law. Due to various natural events, such as death, relocation and general attrition of accounts, the balance in the liquidation account has been reduced to $2.5 million at December 31, 2003.

NOTE 14. EMPLOYEE STOCK OWNERSHIP PLAN

The Company has an employee stock ownership plan which covers substantially all employees who have attained the age of 21 and completed one year of service. In connection with the conversion to a stock corporation, the Company loaned funds to the ESOP for the purchase of shares of the Company's common stock on the open market of $12.60 per share using funds loaned by the Company. During 2002, the Company purchased 10,700 shares at an average price of $13.15. The Company loan is being repaid with level principal payments over 20 years beginning March 7, 2003. All shares are held in a suspense account for allocation among the participants as the loan is repaid. Shares released from the suspense account are allocated among the participants based upon their pro rata annual compensation. The purchases of the shares by the ESOP were recorded by the Company as unearned ESOP shares in a contra equity account. As ESOP shares are committed to be released to compensate employees, the contra equity account is reduced and the Company recognizes compensation expense equal to the average fair market value of the shares committed to be released. Compensation expense of $21,902 and $5,356 was incurred in 2003 and 2002, respectively. The following table reflects the shares held by the plan at December 31, 2003 and 2002:


                                                                           December 31
                                                                  -------------------------------
                                                                       2003           2002
                                                                  -------------------------------
Unallocated shares (fair value at December 31, 2003 and 2002
  of $212,886 and $193,889, respectively)                                11,059          12,326
Allocated shares                                                          1,641             374
                                                                  -------------------------------

                                                                         12,700          12,700
                                                                  ===============================

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

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Approximate carrying values and estimated fair values at December 31, 2003 and 2002 is summarized as follows:


                                                        2003                          2002
                                            ------------------------------------------------------------
                                             Approximate    Estimated      Approximate     Estimated
                                               Carrying        Fair           Carrying        Fair
                                                Value          Value           Value          Value
                                            ------------------------------------------------------------
Assets:
  Cash and due from other
   financial institutions                    $ 1,811,343    $ 1,811,343     $ 2,428,958    $ 2,428,958
  Interest-bearing deposits in
   other financial institutions                3,441,563      3,441,563       5,688,163      5,688,163
  Securities available for sale               23,857,380     23,857,380      13,448,482     13,448,482
  FHLB stock                                   3,679,700      3,679,700       3,409,000      3,409,000
  Loans                                       66,754,981     66,533,911      67,543,753     66,855,092
  Accrued interest receivable                    488,456        488,456         540,502        540,502

Liabilities:
  Noninterest bearing deposits                 8,002,233      8,002,233       7,152,821      7,152,821
  Interest bearing deposits                   72,463,441     72,670,590      65,334,485     65,647,488
  FHLB advances                                8,000,000      8,046,481       9,000,000      9,084,816
  Other borrowings                               686,000        686,000         284,000        284,000
  Accrued interest payable                       166,700        166,700         217,603        217,603

The carrying value of cash and cash equivalents, transaction accounts, savings, other borrowings and accrued interest receivable and payable are considered reasonable estimates of those instruments fair values.

The fair value of investment securities and mortgage-backed securities is based on quoted market prices and prices obtained from independent pricing services. FHLB stock and other investments, included in investment securities, for which current market values are not readily available are believed to have carrying values which approximate market values. The fair value of loans, FHLB advances and certificates of deposit, are estimated based on present values using published rates currently available that are applicable to each category of such financial instrument.

No adjustment was made to the interest rates for changes in credit of performing loans for there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the general reserves applicable to the performing loan portfolio results in a fair valuation of such loans.

The Bank does not have unrecognized financial instruments, other than those discussed in Note 11, which are subject to fair value disclosure. The difference between the fair value and the face value for the instruments disclosed in Note 11 was not considered material.

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2003 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 16. CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS


                                                                              December 31,
                                                                    ---------------------------------
BALANCE SHEETS                                                            2003             2002
                                                                    ---------------------------------
Assets:
  Cash and cash equivalents                                          $   1,329,943    $  2,056,088
  Equity in net assets of Clover Leaf Bank                              10,802,789       10,360,626
  Other assets                                                             524,393          301,500
                                                                    ---------------------------------

                                                                     $  12,657,125    $  12,718,214
                                                                    =================================
Liabilities and stockholders' equity:
  Other liabilities                                                  $           -    $           -
  Common stock                                                              66,125           66,125
  Surplus                                                                6,072,058        6,066,259
  Retained earnings                                                      7,043,751        6,653,011
  Accumulated comprehensive income                                          57,934           93,905
  Treasury stock                                                          (437,760)               -
  Unearned ESOP shares                                                    (144,983)        (161,086)
                                                                    ---------------------------------

                                                                     $  12,657,125    $  12,718,214
                                                                    =================================

                                                                          Years Ended December 31,
                                                                    ---------------------------------
STATEMENTS OF INCOME                                                      2003             2002
                                                                    ---------------------------------
Dividends from subsidiary                                            $           -    $           -
Interest income                                                              6,547            7,454
                                                                    ---------------------------------
      OPERATING INCOME                                                       6,547             7,454
                                                                    ---------------------------------

Equity in undistributed earnings of Clover Leaf Bank                       456,232           549,618
Other noninterest income                                                         -                 -
                                                                    ---------------------------------
      TOTAL OTHER INCOME                                                   456,232           549,618
Other expenses                                                             110,489            89,877
                                                                    ---------------------------------
      INCOME BEFORE INCOME TAX BENEFIT                                     352,290           467,195
Income tax benefit                                                          38,450            28,025
                                                                    ---------------------------------
      NET INCOME                                                     $     390,740    $      495,220
                                                                    =================================

CLOVER LEAF FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                          Years Ended December 31,
                                                                    ---------------------------------
STATEMENTS OF CASH FLOWS                                                  2003             2002
                                                                    ---------------------------------
Operating activities:
  Net income                                                         $     390,740    $      495,220
  Adjustments to reconcile net income to net cash provided by operating activities:
      Equity in undistributed earnings of Clover Leaf Bank                (456,232)         (549,618)
      Allocation of ESOP shares                                             21,902             5,356
      (Decrease) in other liabilities                                            -           (25,200)
      Increase in other assets                                            (244,795)         (140,881)
                                                                    ---------------------------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                        (288,385)         (215,123)
                                                                    ---------------------------------
Financing activities:
  Loans to ESOP for purchase of shares                                           -          (140,775)
  Costs associated with issuance of stock                                        -           (67,968)
  Purchase treasury stock                                                 (437,760)                -
                                                                    ---------------------------------
         NET CASH USED IN FINANCING ACTIVITIES                            (437,760)         (208,743)
                                                                    ---------------------------------
         (DECREASE) IN CASH AND CASH EQUIVALENTS                          (726,145)         (423,866)

Cash and cash equivalents:
  Beginning of period                                                    2,056,088         2,479,954
                                                                    ---------------------------------

  End of period                                                      $   1,329,943    $    2,056,088
                                                                    =================================